Exhibit 1

TAT TECHNOLOGIES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the annual and special general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on November 8, 2022 at 17:00 P.M. Israel time, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel.

In light of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a non-physical meeting at a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services;

2.
Approval of the re-election of each of Mr. Amos Malka, Ms. Ronnie Meninger (Independent Director) and the election of Mr. Gillon Beck, to serve as Directors of the Company each to hold office until our next Annual Meeting of Shareholders;

3.	To approve the amended and restated Company's 2012 stock option plan and 2022 stock option plan; and
4.	Renewing the Company's Compensation Policy for an additional three (3) years.

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2021.

The approval of each of Items 1, 2 and 3 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

The approval of each of Item 4 requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or who do not have personal interest excluding a personal interest that is not related to a relationship with the controlling shareholders in the approval of the proposal set forth in Item 4; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the approval of the proposal set forth in Item 4. If any shareholder casting a vote does not notify us whether or not they are a controlling shareholder of the Company or whether or not they have a personal interest in the approval of the proposal set forth in Item 4, their vote, with respect to this Item, will be disqualified.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

Only shareholders of record at the close of business on October 11, 2022, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 1 through 4 by means of a proxy card and are required to complete, sign, date and return the proxy card no later than November 8, 2022, 13:00 P.M. Israel time, to permit verification. Voting will be done by completing the second part of the proxy card. The form of proxy card was furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. The form of proxy card is also available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

Position Statements: Shareholders wishing to express their position on Items 1 through 4 on the agenda for this Meeting may do so by submitting a written statement (hereinafter “Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than November 8, 2022.

ii

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholders' register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the Position Statements posted on the Israel Securities Authority website, provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Alternatively, shareholders whose shares are registered with a member of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is comprised of two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to November 15, 2022, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel during normal business hours and by prior coordination with Mr. Shachar Hananel (tel: +972-3-6235010).

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority in the aforementioned internet websites.

By the Order of the Board of Directors,
/s/ Ehud Ben-Yair, CFO Dated: October 3, 2022

iii

TAT TECHNOLOGIES LTD.

Gibori Israel 7, Netanya 4250407 Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 8, 2022

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.90 per share (the “Shares”), of TAT Technologies Ltd. in connection with the annual and special general meeting of shareholders of the Company to be held at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel on November 8, 2022 at 17:00 P.M. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT,” the “Company,” “We” or “Our” refer to TAT Technologies Ltd.

In light of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a non-physical meeting at a later date. In such event, the Company will issue a press release and furnish a Form 6-K or other document with the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

The agenda of the Meeting shall be as follows:

1.
Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual Meeting of Shareholders, and delegation to the Company's Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the accountants' remuneration in accordance with the volume and nature of their services;

2.
Approval of the re-election of each of Mr. Amos Malka and Ronnie Meninger (Independent Director), and the election of Mr. Gillon Beck to serve as Directors of the Company each to hold office until our next Annual Meeting of Shareholders;

3.	To approve the amended and restated Company's 2012 stock option plan and 2022 stock option plan; and
4.	Approval of the amended Compensation Policy of the Company for an additional three (3) years.

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2021.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business on October 11, 2022 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of September 15, 2022, the Company had 9,161,019 issued Shares and 8,886,546 outstanding Shares (excluding 274,473 dormant Shares held in treasury). Each outstanding Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Beneficial Ownership of Securities

FIMI Opportunity V, L.P. and FIMI Israel Opportunity FIVE, Limited Partnership, or the FIMI Funds, are the beneficial holders of 59.13% of TAT’s Ordinary shares (5,254,908 shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s Ordinary shares.

The following table sets forth certain information as of September 15, 2022, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
FIMI Funds (3)	5,254,908	59.13%
________________________

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them. .
(2) The percentages shown are based on 8,886,546 ordinary shares issued and outstanding as of September 15, 2022 (net of 274,473 dormant shares).
(3) Based on a Schedule 13D filed on August 14, 2013, and on Schedule 13D/A filed on December 12, 2016, FIMI Funds, FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 5,254,908 ordinary shares held by the FIMI Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI Funds. Shira and Ishay Davidi Management Ltd. controls FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls the Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel Aviv 6789141, Israel.

Voting and Proxies

All shareholders who are unable to attend the Meeting in person may vote with respect to Items 1 through 4 by means of a proxy card and they are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your Shares as to how to vote your Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares. In order for these Shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Shachar Hananel, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 1th Floor), no later than November 8, 2022 at 13:00 P.M., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr.  Shachar Hananel; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

Expenses and Solicitation

Shareholders wishing to express their position on Items 1 through 4 on the agenda for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 1th Floor). Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the Israel Securities Authority.

Position Statements should be submitted to the Company no later than November 8, 2022.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about October 14, 2022. This proxy statement and the accompanying proxy card are also available to the public through the following websites http://www.sec.gov, http://www.magna.isa.gov.il or http://maya.tase.co.il.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to November 15, 2022, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1 and 3 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

The approval of each of Item 4 requires the affirmative vote of at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or who do not have personal interest excluding a personal interest that is not related to a relationship with the controlling shareholders in the approval of the proposal set forth in Item 4; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the approval of the proposal set forth in Item 4. If any shareholder casting a vote does not notify us whether or not they are a controlling shareholder of the Company or whether or not they have a personal interest in the approval of the proposal set forth in Item 4, their vote, with respect to this Item, will be disqualified.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

After Careful Consideration, Our Board Recommends That Shareholders Vote “For” The Proposals Described In This Proxy Statement.

ITEM 1: APPROVAL OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, EFFECTIVE AS OF THE APPROVAL BY THE MEETING UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS, AND DELEGATION TO THE COMPANY'S BOARD OF DIRECTORS (OR, THE AUDIT COMMITTEE, IF AUTHORIZED BY THE BOARD OF DIRECTORS) THE AUTHORITY TO DETERMINE THE ACCOUNTANTS' REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.

Under the Companies Law and the Company’s articles of association, the shareholders of the Company are authorized to appoint the Company’s independent certified public accountants. In addition, the approval by the Company’s Audit Committee of the re-appointment and remuneration of the independent certified public accountants is required under the corporate governance rules of The NASDAQ Stock Market.

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, and in accordance with the recommendation of our Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent registered public accountants effective as of the approval by the Meeting and until the Company's next Annual Meeting of Shareholders. As a result of Kesselman & Kesselman PwC Israel’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent certified public accountants.

At the Meeting, the shareholders will also be asked to delegate to our Board of Directors (or, the Audit Committee, if authorized by the Board of Directors) the authority to determine the remuneration of our independent certified public accountants according to the volume and nature of their services. With respect to fiscal year 2021, we approved payment to Kesselman & Kesselman PwC Israel of approximately 192,834 US$ for audit services (including special approvals) and 17,685 US$ for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, THAT THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF THE COMPANY EFFECTIVE AS OF THE APPROVAL BY THE MEETING AND UNTIL THE COMPANY'S NEXT ANNUAL MEETING OF SHAREHOLDERS, BE AND HEREBY IS APPROVED, AND IT IS FURTHER RESOLVED, THAT THE BOARD OF DIRECTORS (OR, THE AUDIT COMMITTEE, IF AUTHORIZED BY THE BOARD OF DIRECTORS) BE, AND HEREBY ARE, AUTHORIZED TO DETERMINE THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.”

ITEM 2: APPROVAL OF THE RE-ELECTION OF EACH OF MR. AMOS MALKA AND MS. RONNIE MENINGER (INDEPENDENT DIRECTOR), AND THE ELECTION OF GILLON BECK TO SERVE AS DIRECTORS OF THE COMPANY EACH TO HOLD OFFICE UNTIL OUR NEXT ANNUAL MEETING OF SHAREHOLDERS.

The Company's Articles of Association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of 5 directors (prior to this Meeting), including two external director appointed in accordance with the Companies Law. Our directors, other than our external directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the external directors who may be re-elected pursuant to the terms and subject to the conditions stipulated in the Companies Law) may be re-elected upon completion of their term of office.

At the Meeting, our shareholders are being asked to re-elect Mr. Amos Malka and Ms. Ronnie Meninger (Independent Director) to serve as directors of the Company, to hold office until our next Annual General Meeting of Shareholders and to elect Mr. Gillon Beck to serve as director of the Company, to hold office until our next Annual General Meeting of Shareholders.

Under the Companies Law, the Board of Directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. Our Board of Directors determined that at least two directors must have “accounting and financial expertise” as such term is defined by regulations promulgated under the Companies Law. The audit committee determined on July 18th 2022 that Ms. Ronnie Meninger qualifies as an “independent” director within the meaning of this term under the Companies Law.

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association provide that the directors (except the external directors) may also be appointed by a vote of a majority of directors then in office. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to re-elect each of the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Mr. Amos Malka (68) was elected as Chairman of our Board of Directors in June 2016. Mr. Malka is the founder and chairman of Spire Security Solutions Ltd., a security, intelligence and cyber security provider. From 2018 Mr. Malka is the Chairman of the Board of Directors of Aitech Rugged Group Inc. From 2007 until 2015, Mr. Malka served as the chairman and CEO of Logic Industries Ltd. From 2007 until 2010, he also served as chairman of Plasan Sasa LTD., an armored vehicle manufacturer. From 2005 until 2007, he served as the chairman of Albar, a leading company in the Israeli automobile sector. From 2002 until 2005, Mr. Malka served as the CEO of Elul Technologies Ltd., Israel's largest aerospace and defense business development and consulting company. Mr. Malka also serves on the boards of directors of Imagesat International and Delek Automotive System. Mr. Malka retired from the IDF in 2002 at the rank of Major General, after 31 years of service. He served as commander of the IDF Ground Forces Command, and later as Head of the Israeli Defense Intelligence, a post he held until his retirement in 2002. Mr. Malka holds B.A. in History from Tel Aviv University, Israel. He also graduated from the IDF Staff & Command College and its National Defense Academy.

Ms. Ronnie Meninger (64) joined TAT's Board of Directors as an independent director in November 2021. Ms. Meninger bring vast experience in industrial companies, having served as CEO of Chemada fine chemicals Ltd. And Algatechnologies Ltd. Among other managerial positions in various companies. She also serves on the boards of Kafrit, Albaad, Maytronics and OSG – Oran Safety Glass. For the last 6 years she acts as a business consultant for companies and startups. Mrs. Meninger holds a BSc in Life Sciences and an MBA from the Hebrew University of Jerusalem.

Mr. Gillon Beck (60) Mr. Beck is a senior partner at FIMI Opportunity Fund since 2003. Prior to joining FIMI, from 1999 to 2003, Mr. Beck served as CEO of Arad Ltd (TASE). In his capacity at FIMI, Mr. Beck currently also serves as the board chairman of EMET Computing (TASE), Beit Shemesh Engines (TASE) and ImageSat International (ISI), as well as a director of Senstar Technologies Ltd (NASDAQ), Inrom Industries Ltd (TASE), Unitronics Ltd. (TASE), Utron Ltd (TASE) Orbit Technologies Ltd. (TASE), Bird Aerosystems Ltd., Aitech Ltd., Rafa Ltd., Simplivia Healthcare (TASE) Ltd. Gal Shvav Ltd. and Stern Engineering Ltd.. Mr. Beck holds an M.B.A from Bar Ilan University and a B.Sc. in Industrial and Management Engineering, Cum Laude, from the Technion.

Board Diversity

We are dedicated to ensuring equality and diversity in our Company. Our Board of Directors has no specific policy on director diversity. However, the Board reviews diversity of viewpoints, background, experience, accomplishments, education and skills when evaluating nominees. In addition, Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. Once the Board Diversity Rule becomes effective in August 2022, a company that is a “foreign private issuer” (as defined in SEC rules) like TAT will be required to initially have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and, in the matrix, below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification as of October 3, 2022.

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

As of October 3, 2022 Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Attached as Appendix A are the declarations according to the Companies Law of Mr. Amos Malka, Mr. Gillon Beck and Ms. Ronnie Meninger.

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Companies Law for serving as a director.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE RE-ELECTION OF EACH OF MR. AMOS MALKA AND MS. RONNIE MENINGER (INDEPENDENT DIRECTOR), TO SERVE AS DIRECTORS OF THE COMPANY AND TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS”.

“FURTHER RESOLVED, TO APPROVE THE ELECTION OF MR. GILLON BECK TO SERVE AS DIRECTOR OF THE COMPANY AND TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS”.

ITEM 3: TO APPROVE THE AMENDED AND RESTATED COMPANY'S 2012 STOCK OPTION PLAN AND 2022 STOCK OPTION PLAN.

Our 2012 stock option plan was filed as an Exhibit to the Registrant’s Registration Statement on Form S-8 (File No. 333-189758, 333-208990, 333-219031 and 333-228345), with the Securities and Exchange Commission on July 2, 2013, January 14, 2016, June 29, 2017 and November 13, 2018.

The Company's compensation committee, followed by the Board of Directors, approved the amended and restated the company's 2012 Stock Option Plan and the company's 2022 Stock Option Plan (the "2012 Stock Option Plan" and "2022 Stock Option Plan", respectively). The proposed Amended and Restated 2012 Stock Option Plan are marked to show the proposed changes from the existing option plan, and are attached hereto as Appendix B.

Our 2012 Stock Option Plan applies to an option pool equal to an aggregate amount of 980,000 Ordinary Shares. The main amendment in the Amended and Restated Company's 2012 Stock Option Plan is excluding the Israeli Options awards by the 2012 Stock Options, from the 10 years limitation that should relate only to the ISOs Options.

The Company's compensation committee, followed by the Board of Directors, approved the Company's 2022 Stock Option Plan. The proposed 2022 Stock Option Plan applies to an additional option pool of up to 550,000 Ordinary Shares under the 2022 Stock Option Plan and will have the same terms and conditions as the 2012 Stock Option Plan with the required changes. The Company's 2022 Stock Option Plan is attached hereto as Appendix C.

THE VOTE FOR EACH OF 2012 STOCK OPTION PLAN AND 2022 STOCK OPTION PLAN SHALL BE SEPARATELY.
It is therefore proposed that the Meeting of the shareholders adopts the following resolution:

"RESOLVED, TO APPROVE THE AMENDED AND RESTATED COMPANY'S 2012 STOCK OPTION PLAN IN THE FORM ATTACHED HERETO AS APPENDIX B".

“FURTHER RESOLVED, TO APPROVE THE 2022 STOCK OPTION PLAN IN THE FORM ATTACHED HERETO AS APPENDIX C".

ITEM 4: APPROVAL OF THE AMENDED COMPENSATION POLICY OF THE COMPANY FOR AN ADDITIONAL THREE (3) YEARS.

According to the Israeli Companies Law ("ICL"), all public Israeli companies, including companies whose shares are publicly-traded outside of Israel, such as TAT Technologies, are required to adopt a written compensation policy for their executive officers and directors, which addresses certain items prescribed by the ICL.

In accordance with the ICL, the Compensation Policy must be approved by the Company's Board, following the recommendation of the Company's Compensation Committee and the Shareholders of the Company (except in limited circumstances set forth in the ICL).

In accordance with the ICL requirement, in 2020 our Compensation Committee and subsequently our Board of Directors and shareholders reviewed, updated and approved the compensation policy (effective until July 2, 2023).

In order to enable the Company to attract and retain highly skilled executives, our Compensation Committee reviewed the Company’s compensation policy and recommended to updated the following changes to the written compensation policy: (a) Increase of the base salary caps by 10% for Executive Officers (excluding CEO, Directors and Chairman); and (b) Splitting the current base salary caps for Executives Officers located in Israel and outside of Israel. A copy of the proposed updated compensation policy for Office Holders is attached as Appendix D hereto which is marked to show changes from the compensation policy approved by the shareholders in 2020 (the “Updated Compensation Policy”). Our Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

Our Compensation Committee and our Board of Directors recommends that you vote “FOR" this resolution.

  It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO REAPPROVE THE UPDATED COMPENSATION POLICY AS SET FORTH IN APPENDIX D ATTACHED HERETO FOR AN ADDITIONAL THREE (3) YEARS."

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

In addition to voting on Items 1 through 4 as described above, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2021.

OTHER BUSINESS

The Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

By the Order of the Board of Directors,

/s/ Ehud Ben-Yair, CFO Dated: October 3, 2022

APPENDIX A
DECLARATIONS

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:  the date of the Annual General meeting of Shareholders

Name of Candidate:		Amos	Malka
		First name	Surname

Name in English		Amos	Malka
(according to passport)		First name	Surname

ID No.	051760007

Date of birth:		24/01/1953	Nationality:	Israel

My address:		Shaul Hamelech	Tel-Aviv	6473301
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☐      Eligible to serve as a Director with accounting and financial expertise;

☒      Eligible to serve as a Professionally Eligible Director;

☐      None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

☒	I am not a relative of the Company's controlling person.

☒
At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

 Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

1 Please tick all relevant boxes.
2 Please tick all relevant boxes.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director[3].

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity, are as follows: None.

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company[4], if its activity is material for the Company's activity.

H.
Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: I was elected as the Chairman of the Board of Directors in June 2016.

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

13/08/2022 Date	/s/ Amos Malka Signature

3  Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:  the date of the Annual General meeting of Shareholders

Name of Candidate:		Gillon	Beck
		First name	Surname

Name in English		Gillon	Beck
(according to passport)		First name	Surname

ID No.	57382780

Date of birth:		16/02/1962	Nationality:	Israel

My address:		Igal Alon	Tel Aviv-Yaffo	6789141
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the Proxy Statement for the Annual General Meeting, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☒      Eligible to serve as a Director with accounting and financial expertise;

☐      Eligible to serve as a Professionally Eligible Director;

☐      None of the above;

E.	My holdings of Securities of the Company, its Held Company[2], if its activity is material for the Company's activity, are as follows: None

F.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company[4], if its activity is material for the Company's activity.

G.
Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: I am a partner in the FIMI fund, the controlling shareholder of the company.

H.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No

I.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

28/09/2022 Date	/s/ Gillon Beck Signature

1 Please tick all relevant boxes.
2 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:  the date of the Annual General meeting of Shareholders

Name of Candidate:		Ronnie	Meninger
		First name	Surname

Name in English		Ronnie	Meninger
(according to passport)		First name	Surname

ID No.	54484860

Date of birth:		September 28, 1956	Nationality:	Israeli

My address:		21 Habesor St.	Meitar	85025
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: [1]

☒      Eligible to serve as a Director with accounting and financial expertise;

☐      Eligible to serve as a Professionally Eligible Director;

☐      None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows[2]:

☒	I am not a relative of the Company's controlling person.

☒
At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

 Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

1 Please tick all relevant boxes.
2 Please tick all relevant boxes.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director[3].

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company[4], if its activity is material for the Company's activity ,are as follows: None

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company[4], if its activity is material for the Company's activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: No

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

14/08/2022 Date	/s/ Ronnie Meninger Signature

3  Including an External Director.
4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

APPENDIX B
2012 STOCK OPTION PLAN

TAT TECHNOLOGIES LTD.

__________________________

2012 STOCK OPTION PLAN

__________________________

ARTICLE I

PURPOSE; TYPES OF AWARDS; CONSTRUCTION

1.1          Purpose. The purpose of this Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer Eligible Employees, Consultants and Non‑Employee Directors incentive awards to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s stockholders.

1.2          Types of Awards. This Plan is intended to enable the Company to issue Awards under varying tax regimes, including, without limitation:

(a)          Awards to be granted to Participants who are deemed to be residents of the State of Israel for purposes of taxation, pursuant and subject to the provisions of Section 102 of the Ordinance, including without limitation the Israeli Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 (the “Rules”) or such other rules published by ITA (such Awards, “102 Stock Options”). 102 Stock Options may either be granted to a Trustee or without a trustee;

(b)          “Incentive Stock Options” within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Participants who are deemed to be residents of the United States for purposes of taxation; and

1.3          Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award to a Participant, the provisions of such law or regulation shall prevail over those of the Plan and the Committee is empowered hereunder to interpret and enforce the said prevailing provisions.

ARTICLE II

DEFINITIONS

For purposes of this Plan, the following terms shall have the following meanings:

2.1          “102 Stock Options” has the meaning set forth for such term in Section 1.2(a).

2.2          “Acquisition Event” means a merger, reorganization, consolidation or a similar event in which the Company is not the surviving entity, any transaction that results in the acquisition of all or substantially all of the Company’s outstanding Ordinary Shares by a single person or entity or by a group of persons and/or entities acting in concert, or the sale or transfer of all or substantially all of the Company’s assets.

2.3          “Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Affiliates; (d) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which directly or indirectly controls 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) of the Company; (e) any other entity in which the Company or any of its Affiliates has a material equity interest and which is designated as an “Affiliate” by resolution of the Committee; and (f) for the purpose of 102 Stock Options, also an “Employing Company” within the meaning of section 102(a) of the Ordinance.

2.4          “Award” means any award under this Plan.  All Awards shall be granted by, confirmed by, and subject to the terms of an Award Agreement.

2.5          “Award Agreement” means the written agreement executed by the Company and the Participant setting forth terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.6          “Board” means the Board of Directors of the Company.

2.7          “Cause” means, unless otherwise defined by the Participant’s Award Agreement, with respect to a Participant’s Termination of Employment or Termination of Consultancy, the following: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import)), termination due to: (i) a Participant’s conviction of, or plea of guilty or nolo contendere to, a felony, or any other criminal act which impairs the Participant’s ability to perform his or her duties; (ii) perpetration by a Participant of an illegal act, dishonesty, or fraud; (iii) a Participant’s insubordination, or refusal to perform his or her duties or responsibilities for any reason other than (to the extend due to) illness, unlawful instructions or incapacity; (iv) continuing willful and deliberate failure by the Participant to perform the Participant’s duties in any material respect, provided that the Participant is given notice and an opportunity to effectuate a cure as determined by the Committee; or (v) a Participant’s willful misconduct with regard to the Company that could have a material adverse effect on the Company; or (b) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter.  With respect to a Participant’s Termination of Directorship, “cause” means an act or failure to act that constitutes cause for removal of a director under applicable Israeli law.

2.8          “Change in Control” has the meaning set forth in Section 7.2.

2.9          “Change in Control Price” has the meaning set forth in Section 7.1.

2.10          “Code” means the United States Internal Revenue Code of 1986, as amended.  Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

2.11          “Committee” means a committee or subcommittee of the Board appointed from time to time by the Board, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of the applicable law. Subject to the aforesaid, such committee or subcommittee shall consist of two or more non-employee directors, each of whom is intended to be, (i) to the extent required by Rule 16b-3 promulgated under Section 16(b) of the Exchange Act, a “non-employee director” as defined in Rule 16b-3; (ii) to the extent required by Section 162(m) of the Code, an “outside director” as defined in Section 162(m) of the Code; and (iii) an “independent director” as defined under applicable stock exchange rules.  To the extent that no Committee exists that has the authority to administer this Plan, the functions of the Committee shall be exercised by the Board.  If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code or any other regulation set by the applicable law, such noncompliance shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

2.12          “Company” means TAT Technologies Ltd., an Israeli corporation, and its successors by operation of law.

2.13          “Companies Law” means the Israel Companies Law, 5799-1999 and the regulations promulgated thereunder, all as amended from time to time.

2.14          “Consultant” means any natural person who provides bona fide consulting or advisory services to the Company or its Affiliates pursuant to a written agreement, which are not in connection with the offer and sale of securities in a capital-raising transaction, and do not, directly or indirectly, promote or maintain a market for the Company’s or its Affiliates’ securities.

2.15          “Detrimental Activity” means: (a) the disclosure to anyone outside the Company or its Affiliates, or the use in any manner other than in the furtherance of the Company’s or its Affiliate’s business, without written authorization from the Chief Executive Officer of the Company, of any confidential information or proprietary information, relating to the business of the Company or its Affiliates that is acquired by a Participant prior to the Participant’s Termination; (b) any activity while employed or performing services that results, or if known could result, in the Participant’s Termination that is classified by the Company as a termination for Cause; (c) the Participant’s Disparagement, or inducement of others to do so, of the Company or its Affiliates or their past and present officers, directors, employees or products; or (d) breach of any agreement between the Participant and the Company or an Affiliate (including, without limitation, any employment agreement or noncompetition or nonsolicitation agreement).  If it is determined by a court of competent jurisdiction that any provision in this Plan in respect of Detrimental Activities is excessive in duration or scope or otherwise is unenforceable, then such provision may be modified or supplemented by the court to render it enforceable to the maximum extent permitted by law.

2.16          “Disability” means: (i) the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than (a) 12 months with respect to Incentive Stock Options and (b) 3 months with respect to Non-Qualified Stock Options, as determined by a medical doctor satisfactory to the Committee; or, if applicable, (ii) a permanent and total disability as defined in Section 22(e)(3) of the Code.  A Disability shall only be deemed to occur at the time of the determination by the Committee of the Disability.  Notwithstanding the foregoing, for Awards that are subject to Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) of the Code.

2.17          “Disparagement” means making comments or statements to the press, the Company’s or its Affiliates’ employees, consultants or any individual or entity with whom the Company or its Affiliates has a business relationship which could reasonably be expected to adversely affect in any manner: (a) the conduct of the business of the Company or its Affiliates (including, without limitation, any products or business plans or prospects); or (b) the business reputation of the Company or its Affiliates, or any of their products, or their past or present officers, directors or employees

2.18          “Disqualifying Disposition” has the meaning set forth for such term in Section 6.3   (m) .

2.19          “Eligible Employee” means any person, including an officer or director, who (i) is in the employ of the Company or any Affiliate. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, hereunder as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination. The payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company; (ii) is included in the term “employee” under rule 701 of the Securities Act of 1933 and for the purposes of Section 422 of the Code, and (iii) when related to the award of 102 Stock Options, is included in the term “employee” as such term is defined in Section 102 of the Ordinance, including an Office Holder (as such term is defined in the Companies  Law) of the Company or any Subsidiary, except for such persons that are deemed to be a “Controlling  Shareholder” under  Section  32(9) of the Ordinance.

2.20          “Exchange Act” means the Securities Exchange Act of 1934, as amended.  Any references to any section of the Exchange Act shall also be a reference to any successor provision.

2.21          “Exercise Period” shall mean the period, commencing on the date of grant of an Award, during which an Award shall be exercisable, subject to any vesting provisions thereof and the termination provisions hereof.

2.22          “Exercise Price” shall mean the exercise price for each Share covered by an Award, which shall (notwithstanding Section 4.2(b)) not be lower than the nominal value of the Share at the time of exercise.

2.23          “Fair Market Value” means, unless otherwise required by any applicable provision of the Code (or any regulations issued thereunder) or the Ordinance, as may be applicable, as of any date and except as provided below, the closing price reported for the Ordinary Shares on the applicable date: (a) as reported on the principal national securities exchange in the United States on which it is then traded; or (b) if not traded on any such national securities exchange, as quoted on an automated quotation system sponsored by the Financial Industry Regulatory Authority (or such other source the Committee deems reliable) or if the Ordinary Shares shall not have been reported or quoted on such date, on the first day prior thereto on which the Ordinary Shares were reported or quoted.  If the Ordinary Shares are not traded, listed or otherwise reported or quoted, then Fair Market Value means the fair market value of the Ordinary Shares as determined by the Committee in good faith in whatever manner it considers appropriate taking into account the requirements of Section 422 of the Code or Section 409A of the Code, as applicable as of the date of grant ,provided that, (i) for Awards that are ISOs, the Board shall make such determination in accordance with Section 422 of the Code and all applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant thereto; (ii) for Awards that are not ISOs, the value that is determined by the Board as of the day of determination to be the Fair Market Value pursuant to applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant to Section 409A of the Code. For purposes of the grant of any Award, the applicable date shall be the trading day immediately prior to the date on which the Award is granted.  For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or, if not a day on which the applicable market is open, the next day that it is open.

2.24          “Family Member” means “family member” as defined in Section A.1.(5) of the general instructions of Form S-8, as may be amended from time to time, or by the Ordinance and/or the Companies Law, all as may be applicable.

2.25          “Incentive Stock Option” or “ISO” means any Stock Option awarded to an Eligible Employee of the Company, its Subsidiaries and its Parent (if any) under this Plan intended to be and designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

2.26          “ITA” means the Israel Tax Authority.

2.27          “Non-Employee Director” means a director of the Company who is not an employee of the Company or an Affiliate.

2.28          “Non-Qualified Stock Option” or “NQSO” means any Stock Option awarded under this Plan that is not an Incentive Stock Option.

2.29          “Ordinance” means the Israel Income Tax Ordinance (New Version) 1961, and the regulations promulgated thereunder, all as amended from time to time.

2.30          “Ordinary Shares” or “Shares” means the Ordinary Shares, par value NIS 0.90 per share, of the Company (or any other value, as amended).

2.31          “Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

2.32          “Participant” means an Eligible Employee, Non-Employee Director or Consultant to whom an Award has been granted pursuant to this Plan.

2.33          “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, incorporated organization, governmental or regulatory or other entity.

2.34          “Plan” means this TAT Technologies Ltd 2012 Stock Option Plan, as amended from time to time.

2.35          “Retirement”  means a voluntary Termination of Employment or Termination of Consultancy at or after age 65 or such earlier date after age 50 as may be approved by the Committee, in its sole discretion, with respect to such Participant at the time of grant, or thereafter provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, except that Retirement shall not include any involuntary Termination of Employment or Termination of Consultancy by the Company or an Affiliate for any reason with or without Cause.  With respect to a Participant’s Termination of Directorship, Retirement means the failure to stand for reelection or the failure to be reelected on or after a Participant has attained age 65 or, with the consent of the Board, provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, before age 65 but after age 50.

2.36          “Rules” has the meaning set forth for such term in Section 1.2(a).

2.37          “Rule 16b-3” means Rule 16b‑3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

2.38          “Securities Act” means the Securities Act of 1933, as amended and all rules and regulations promulgated thereunder.  Any reference to any section of the Securities Act shall also be a reference to any successor provision.

2.39          “Section 102” means section 102 of the Ordinance.

2.40          “Section 162(m) of the Code”  means the exception for performance-based compensation under Section 162(m) of the Code and any applicable Treasury regulations thereunder.

2.41          “Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable Treasury regulations thereunder.

2.42          “Stock Option” or “Option” means any option to purchase Ordinary Shares granted to Eligible Employees, Non-Employee Directors or Consultants pursuant to Article VI.

2.43          “Subsidiary” means any subsidiary corporation of the Company which now exists or is hereafter organized or acquired by the Company within the meaning of Section 424(f) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

2.44          “Ten Percent Stockholder” means a Participant owning, at the time the Option is granted to the Participant, more than 10% of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent within the meaning of Section 422(b)(6) of the Code.

2.45          “Termination” means a Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable.

2.46          “Termination of Consultancy” means: (a) that the Consultant is no longer acting as a consultant to the Company or an Affiliate; or (b) when an entity which is retaining a Participant as a Consultant ceases to be an Affiliate unless the Participant otherwise is, or thereupon becomes, a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that a Consultant becomes an Eligible Employee or a Non‑Employee Director upon the termination of his or her consultancy, unless otherwise determined by the Committee, in its sole discretion, no Termination of Consultancy shall be deemed to occur until such time as such Consultant is no longer a Consultant, an Eligible Employee or a Non‑Employee Director.  Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Consultancy in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Consultancy thereafter.

2.47          “Termination of Directorship” means that the Non‑Employee Director has ceased to be a director of the Company; except that if a Non‑Employee Director becomes an Eligible Employee or a Consultant upon the termination of his or her directorship, his or her ceasing to be a director of the Company shall not be treated as a Termination of Directorship unless and until the Participant has a Termination of Employment or Termination of Consultancy, as the case may be.

2.48          “Termination of Employment” means: (a) a termination of employment (for reasons other than a personal leave of absence granted by the Company) of a Participant from the Company and its Affiliates; or (b) when an entity which is employing a Participant ceases to be an Affiliate, unless the Participant otherwise is, or thereupon becomes, employed by the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that an Eligible Employee becomes a Consultant or a Non‑Employee Director upon the termination of his or her employment, unless otherwise determined by the Committee, in its sole discretion, no Termination of Employment shall be deemed to occur until such time as such Eligible Employee is no longer an Eligible Employee, a Consultant or a Non‑Employee Director. Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Employment in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Employment thereafter.

2.49          “Transfer” means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in a Person), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in a Person) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). “Transferred” and “Transferable” shall have a correlative meaning.

2.50          “Trustee” shall mean the trustee appointed by the Committee or the Board, as the case may be, to hold the respective Options and/or Shares (and, in relation with 102 Stock Options, approved by ITA), if so appointed.

ARTICLE III

ADMINISTRATION

3.1          The Committee.  This Plan shall be administered and interpreted by the Committee. In the event that the Board does not create a committee to administer the Plan, the Plan shall be administered by the Board in its entirety. In the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2          Grants of Awards.  The Committee shall have full authority to grant Awards, pursuant to the terms of this Plan, to Eligible Employees, Consultants and Non-Employee Directors.  In particular, the Committee shall have the authority:

(a)          to select the Eligible Employees, Consultants and Non-Employee Directors to whom Awards may from time to time be granted hereunder;

(b)          to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Employees, Consultants or Non-Employee Directors;

(c)          to determine the number of Ordinary Shares to be covered by each Award granted hereunder;

(d)          to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder (including, but not limited to, the exercise price, any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Ordinary Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

(e)          to determine whether and under what circumstances a Stock Option may be settled in cash, and/or Ordinary Shares under Section 6.4(d);

(f)          to determine whether a Stock Option is an Incentive Stock Option or Non‑Qualified Stock Option;

(g)          to determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award;

(h)          to set the performance criteria with respect to any Award for which the grant, vesting or payment of such Award is conditioned upon the attainment of specified performance criteria and to certify the attainment of any such performance criteria; and

(i)          generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company that are not in conflict with the provisions of this Plan.

3.3          Guidelines.  Subject to Article VIII hereof, the Committee shall, in its sole discretion, have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of this Plan and any Award issued under this Plan (and any agreements relating thereto); and to otherwise supervise the administration of this Plan.  The Committee may, in its sole discretion, correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of this Plan; provided, that with regard to any provision of this Plan or any agreement relating thereto that is intended to comply with Section 162(m) of the Code or Section 102 of the Ordinance as may be applicable, any such action by the Committee shall be permitted only to the extent such action would be permitted under Section 162(m) of the Code or Section 102 of the Ordinance, as may be applicable.  The Committee may, in its sole discretion, adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions.  This Plan is intended to comply with the applicable requirements of Section 102 of the Ordinance and/or Rule 16b-3 and with respect to Awards intended to be “performance-based,” the applicable provisions of Section 162(m) of the Code and this Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

3.4          Decisions Final.  Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Committee (or any of its members) arising out of or in connection with this Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

3.5          Procedures.  If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings at such times and places as it shall deem advisable, including, without limitation, by telephone conference or by written consent to the extent permitted by the Companies Law or any other applicable law.  A majority of the Committee members shall constitute a quorum.  All determinations of the Committee shall be made by a majority of its members.  Any decision or determination reduced to writing and signed by all the Committee members, shall be fully effective as if it had been made by a vote at a meeting duly called and held.  The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.6          Designation of Consultants/Liability.

(a)          The Committee may, in its sole discretion, designate employees of the Company and professional advisors to assist the Committee in the administration of this Plan.

(b)          The Committee may, in its sole discretion, employ such legal counsel, consultants and agents as it may deem desirable for the administration of this Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent.  Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant or agent shall be paid by the Company.  The Committee, its members and any person designated pursuant to subsection (a) above shall not be liable for any action or determination made in good faith with respect to this Plan.  To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Award granted under it.

3.7          Indemnification.  To the maximum extent permitted by applicable law and the Articles of Association of the Company and to the extent not covered by insurance directly insuring such person, each officer or employee of the Company or any Affiliate and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of this Plan, except to the extent arising out of such officer’s, employee’s, member’s or former member’s fraud.  Such indemnification shall be in addition to any rights of indemnification the officers, employees, directors or members or former officers, employees, directors or members may have under applicable law, under the Articles of Association of the Company or any Affiliate.  Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to him or her under this Plan.

ARTICLE IV

SHARE LIMITATION

4.1          Shares

(a)          The initial aggregate number of Ordinary Shares with respect to which Awards may be granted under this Plan shall not exceed 980,000 shares (subject to any increase or decrease pursuant to Section 4.2), which may be either authorized and unissued Ordinary Shares or Ordinary Shares held in or acquired for the treasury of the Company, or both. If any Stock Option granted under this Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Ordinary Shares underlying any such unexercised and expired or terminated Award shall again be available for the purpose of Awards under this Plan.  The number of Ordinary Shares available for the purpose of Awards under this Plan shall be reduced by (i) the total number of Awards exercised, regardless of whether any of the Ordinary Shares underlying such Awards are not actually issued to the Participant as the result of a net settlement, and (ii) any Ordinary Shares used to pay any exercise price or tax withholding obligation with respect to any Award.  In addition, the Company may not use the cash proceeds it receives from Stock Option exercises to repurchase Ordinary Shares on the open market for reuse under this Plan.

4.2          Changes.

(a)          The existence of this Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Ordinary Shares, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (vi) any other corporate act or proceeding.

(b)          Subject to the provisions of Section 4.2(g), in the event of any such change in the capital structure or business of the Company by reason of any stock split, reverse stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, consolidation, spin‑off, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase any Ordinary Shares or securities convertible into Ordinary Shares, any sale or transfer of all or part of the Company’s assets or business, or any other corporate transaction or event having an effect similar to any of the foregoing and effected without receipt of consideration by the Company, then the Committee shall, subject to applicable law and stock exchange regulations, make such adjustments consistent with such change in such manner as the Committee deems equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under this Plan, to the aggregate number and kind of shares that thereafter may be issued under this Plan, and the number and kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award and the purchase price thereof and the numerical Share limits in Section 4.1 of the Plan. Any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and employees and their respective heirs, executors, administrators, successors and assigns.  Except as provided in this Section 4.2 or in the applicable Award Agreement, a Participant shall have no rights by reason of any issuance by the Company of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend, any other increase or decrease in the number of shares of stock of any class, any sale or transfer of all or part of the Company’s assets or business or any other change affecting the Company’s capital structure or business.

(c)          Fractional Ordinary Shares resulting from any adjustment in Awards pursuant to Section 4.2(a) or (b) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half, unless and to the extent another rounding method is required by applicable law or stock exchange regulations.  No cash settlements shall be made with respect to fractional shares eliminated by rounding.  Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of this Plan.

(d)          Should the Company declare a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of the amendment to this Plan ~~dated August 30, 2018,~~ unless the Committee otherwise determines, subject to applicable law and stock exchange regulations, the Exercise Price shall be reduced in the amount equal to the cash dividend per Share distributed by the Company.

(e)          To the extent required by applicable stock exchange regulations, no Award shall be exercised on the record date, or the ex-date if earlier in time to such record date, of stock dividend, other distribution of dividends, rights offering, stock split, reverse stock split or reduction of authorized share capital.

(f)          In the event of issuance of rights made by the Company to the shareholders during the existence of the right to exercise the Award, the number of shares resulting from exercising the Award shall be adjusted to the beneficial component of the rights, as expressed in the ratio between the Stock Market closing exchange rate on the last trading day before the "X day" and, the base rate of the "X rights.

(g)          In the event of an Acquisition Event, the Committee may, in its sole discretion, terminate all outstanding and unexercised Awards effective as of the date of the Acquisition Event, by delivering notice of termination to each Participant at least 20 days prior to the date of consummation of the Acquisition Event, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such Participant shall have the right to exercise in full all of his or her Awards that are then outstanding (subject to any limitations on exercisability otherwise contained in the Award agreements), but any such exercise shall be contingent on the occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

If an Acquisition Event occurs but the Committee does not terminate the outstanding Awards pursuant to this Section 4.2(g), then the provisions of Section 4.2(b) and Article VII shall apply.

(h)          Notwithstanding the foregoing, Sections 4.2(d) and 4.2(f) shall not apply to any grants of ISOs to Optionees under the Plan.

4.3          Minimum Purchase Price.  Notwithstanding any provision of this Plan to the contrary, if authorized but previously unissued Ordinary Shares are issued under this Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law.

ARTICLE V

ELIGIBILITY

5.1          General Eligibility. All Eligible Employees, prospective employees and Consultants of the Company and its Affiliates, and Non-Employee Directors of the Company, are eligible to be granted Awards.  Eligibility for the grant of Awards and actual participation in this Plan shall be determined by the Committee in its sole discretion.  Notwithstanding anything herein to the contrary, no Award under which a Participant may receive Ordinary Shares may be granted under this Plan to an Eligible Employee, Consultant or Non-Employee Director of any Affiliate if such Ordinary Shares do not constitute “service recipient stock” for purposes of Section 409A of the Code, when applicable, with respect to such Eligible Employee, Consultant or Non-Employee Director.

5.2          102 Stock Options. Subject to Applicable Law, 102 Stock Options may not be granted to “controlling shareholders” as defined under the Ordinance and may only be granted to Employees, including Office Holders (as such term is defined in the Companies Law), of the Company or any Affiliate thereof, who are Israeli residents for tax purposes (“Eligible 102 Participants”). 102 Stock Options may either be grants to a Trustee or grants under Section 102 without a trustee. Unless otherwise permitted by the Ordinance and the Rules, no 102 Stock Options to a Trustee may be granted until the expiration of thirty (30) days after the requisite filings under the Ordinance and the Rules have been appropriately made with the ITA.

5.3          Incentive Stock Options.  Notwithstanding anything herein to the contrary, and subject to the provisions of Section 5.1 above, only Eligible Employees of the Company, its Subsidiaries and its Parent (if any) are eligible to be granted Incentive Stock Options under this Plan.  Eligibility for the grant of an Incentive Stock Option and actual participation in this Plan shall be determined by the Committee in its sole discretion.

5.4          General Requirement.  The vesting and exercise of Awards granted to a prospective employee or consultant are conditioned upon such individual actually becoming an Eligible Employee or Consultant.

ARTICLE VI

STOCK OPTIONS;

6.1          Options.  Each Stock Option granted under this Plan shall be of one of three types: (a) an Incentive Stock Option (b) a 102 Stock Option or (b) a Non-Qualified Stock Option.

6.2          Grants.  The Committee shall, in its sole discretion, have the authority to grant to any Eligible Employee (subject to Sections 5.2, 5.3 above and Section 6.3 below) Incentive Stock Options, 102 Stock Options and/or Non-Qualified Stock Options, according to the applying tax regime and the provisions of this Plan. The Committee shall, in its sole discretion, have the authority to grant Non-Qualified Stock Options to any Eligible Employee, Consultant or Non-Employee Director. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not qualify shall constitute a separate Non-Qualified Stock Option.

6.3          Terms of Options.  Options granted under this Plan shall be evidenced by an Award Agreement between the Company and the Participant which Award Agreement shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee, in its sole discretion, shall deem desirable from time to time. The Award Agreement shall contain the following information:

(a)          Number of Shares. Each Award Agreement shall state the number of Shares covered by the Option.

(b)          Type of Option. Each Award Agreement shall specifically state the type of Option granted thereunder and whether it constitutes an Incentive Stock Option, Non-Qualified Stock Option, 102 Stock Option and the relevant track, or otherwise.

(c)          Exercise Price. Each Award Agreement shall state the Exercise Price, which, in the case of an Incentive Stock Option, shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the date of grant or such other amount as may be required pursuant to the Code. In the case of any other Option, the per share Exercise Price shall be equal to the amount determined by the Committee. In the case of an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the date of grant. In no event shall the Exercise Price of an Option be less than the par value of the shares for which such Option is exercisable. Subject to Article III and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Option. The Exercise Price shall also be subject to adjustment as provided in Article VII hereof.

(d)          Exercise Period.  Each Option Agreement shall state the Exercise Period, as fixed by the Committee, subject to the vesting provisions set by the Committee as mentioned below, the early termination provisions set forth in Sub-Sections (h) through (k) hereof and provided that no Stock Option shall be exercisable more than (a) five years after the date the Stock Option is granted, in case of Incentive Stock Options granted to Ten-Percent Shareholders; and (b) seven (7) years after the date the Option is granted, in any other case. At the expiration of the Exercise Period, all unexercised Options shall become null and void.

(e)          Exercisability and Vesting Terms.  Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at grant and each Option Agreement shall provide the vesting schedule for the Stock Options as determined by the Committee.  If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations and/or vesting schedule (including, without limitation, that such Stock Option is exercisable only in installments and/or within certain time periods and/or subject to performance goals and/or measurements,), the Committee may waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such Stock Option may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion and the provisions with respect to any Stock Option need not be the same as the provisions with respect to any other Stock Option. Unless otherwise determined by the Committee at grant, the Stock Option agreement shall provide that (i) in the event the Participant engages in Detrimental Activity prior to any exercise of the Stock Option, all Stock Options held by the Participant shall thereupon terminate and expire, (ii) as a condition of the exercise of a Stock Option, the Participant shall be required to certify (or shall be deemed to have certified) at the time of exercise in a manner acceptable to the Company that the Participant is in compliance with the terms and conditions of this Plan and that the Participant has not engaged in, and does not intend to engage in, any Detrimental Activity, and (iii) in the event the Participant engages in Detrimental Activity during the one year period commencing on the later of the date the Stock Option is exercised or becomes vested, the Company shall be entitled to recover from the Participant at any time within one year after such exercise or vesting, and the Participant shall pay over to the Company, an amount equal to any gain realized as a result of the exercise (whether at the time of exercise or thereafter).

(f)          Method of Exercise.  Subject to whatever installment exercise and waiting period provisions apply under subsection (e) above, to the extent vested, Stock Options may be exercised in whole or in part at any time during the Stock Option term, by giving written notice of exercise to the Company specifying the number of Ordinary Shares to be purchased.  Such notice shall be in a form acceptable to the Company and shall be accompanied by payment in full of the Exercise Price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Ordinary Shares are traded on a national securities exchange or quoted on a national quotation system sponsored by the Financial Industry Regulatory Authority, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the Exercise Price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, the relinquishment of Stock Options or by payment in full or in part in the form of Ordinary Shares (for which the Participant has good title free and clear of any liens and encumbrances) based on the Fair Market Value of the Ordinary Shares on the payment date as determined by the Committee, in its sole discretion).  No Ordinary Shares shall be issued until payment therefor, as provided herein, has been made or provided for.

(g)          Non-Transferability of Options.  No Stock Option shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant.  Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this Section is Transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as determined by the Committee, in its sole discretion.  A Non-Qualified Stock Option that is Transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently Transferred otherwise than by will or by the laws of descent and distribution and (ii) remains subject to the terms of this Plan and the applicable Award agreement.  Any Ordinary Shares acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a Transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of this Plan and the applicable Award agreement.

(h)          Termination by Death, Disability or Retirement.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if Participant’s Termination is by reason of death, Disability or Retirement, all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant (or, in the case of death, by the legal representative of the Participant’s estate) at any time within a period of one year from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options; provided, however, that in the case of Retirement, if the Participant dies within such Exercise Period, all unexercised Stock Options held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one year from the date of such death, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(i)          Involuntary Termination Without Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by involuntary termination without Cause or Participant’s Termination is voluntary (other than a voluntary termination described in subsection (k)(y) below), all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of 90 days from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(j)          Omitted.

(k)          Termination for Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination (x) is for Cause or (y) is a voluntary Termination (as provided in sub‑section (j) above) after the occurrence of an event that would be grounds for a Termination for Cause, all Stock Options, whether vested or not vested, that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) shall thereupon terminate and expire as of the date of such Termination.

(l)          Unvested Stock Options.  Unless otherwise determined by the Committee at grant and specifically stated in the Award Agreement, or if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant’s Termination for any reason shall terminate and expire as of the date of such Termination.

(m)        Incentive Stock Option Limitations.  To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Options shall be treated as Non‑Qualified Stock Options. If the Code is amended to provide for a different limitation from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code.  If an Option is treated as an ISO in part and as a NQSO in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising.  In the absence of such designation, the Participant shall be deemed to have exercised the ISO portion of the Option first.  Separate certificates representing each such portion may be issued upon the exercise of the Option. Should any provision of this Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may, in its sole discretion, amend this Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

The Committee, at the written request of any Participant, may in its discretion after verifying the implications of applicable tax law including the provisions of Section 409A of the Code and the regulations promulgated thereunder as now in effect or as hereafter amended, take such actions as may be necessary to convert such Participant’s ISOs (or any portions thereof) that have not been exercised on the date of conversion into NQSOs at any time prior to the expiration of such ISOs, regardless of whether the Participant is an Employee of the Company or a Parent or a Subsidiary at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period. At the time of such conversion, the Committee (with the consent of the Participant) may impose such conditions on the exercise of the resulting NQSOs as the Committee in its discretion may determine, provided that such conditions shall not be inconsistent with the Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s ISOs converted into NQSOs, and no such conversion shall occur unless and until the Committee takes appropriate action. The Committee, with the consent of the Participant, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

Each Employee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired upon the exercise of an Incentive Stock Option. A “Disqualifying Disposition” is any disposition (including any sale) of such Shares before the later of  (a) two (2) years after the date the Employee was granted the Incentive Stock Option, and (b) one (1) year after the date the Employee acquired Shares by exercising the Incentive Stock Option. If the Employee has died before such Share is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

(n)          Form, Modification, Extension and Renewal of Stock Options.  Subject to the terms and conditions and within the limitations of this Plan, Stock Options shall be evidenced by such an Award Agreement, and the Committee may, in its sole discretion (i) subject to Section 8.1(d) and the applicable law, modify, extend or renew outstanding Stock Options granted under this Plan (provided that the rights of a Participant are not materially and adversely affected without his or her consent), and (ii) accept the surrender of outstanding Stock Options (up to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised); provided that, notwithstanding anything herein to the contrary, to the extent required by applicable law or stock exchange regulation, an outstanding Option may not be modified to reduce the exercise price thereof or to extend the Stock Option beyond its stated term nor may a new Option at a lower price be substituted for a surrendered Option (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company.

(o)          Other Terms and Conditions.  Stock Options may contain such other provisions, which shall not be inconsistent with any of the terms of this Plan, as the Committee shall, in its sole discretion, deem appropriate.

6.4          102 Stock Options.

(a)          Stock Options granted pursuant to this Section 6.4 are intended to be granted under Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) thereof as capital gains track options (“102 Capital Gains Track Options”), or (ii) Section 102(b)(1) thereof as ordinary income track options (“102 Ordinary Income Track Options”; together with 102 Capital Gains Track Options, “102 Trustee Options”). 102 Trustee Options shall be granted subject to the following special terms and conditions contained in this Section 6.4, the general terms and conditions specified in Section 6.3 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Stock Options under different tax laws or regulations.

(b)          The Company may grant only one type of 102 Trustee Option at any given time to all Participants who are to be granted 102 Trustee Options pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Option it elects to grant before the date of grant of any 102 Trustee Options (the “Election”). Such Election shall also apply to any bonus shares received by any Participant as a result of holding the 102 Trustee Options. The Company may change the type of 102 Trustee Option that it elects to grant only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by applicable law. Any Election shall not prevent the Company from granting Options, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Options”).

(c)          Each 102 Trustee Option will be deemed granted on the date stated in a written notice to be provided by the Company, provided that on or before such date (i) the Company has provided such notice to the Trustee and (ii) the Participant has signed all documents required pursuant to applicable law and under the Plan.

(d)          Each 102 Trustee Option, each Share issued pursuant to the exercise of any 102 Trustee Option, and any rights granted thereunder, including, without limitation, bonus shares, shall be allotted and issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Participant for a period of not less than the requisite period prescribed by the Ordinance and the Rules or such longer period as set by the Committee (the “Required Holding Period”). In the event that the requirements under Section 102 to qualify an Stock Option as a 102 Trustee Option are not met, then the Stock Option may be treated as a 102 Non-Trustee Option, all in accordance with the provisions of Section 102 and the Rules. After termination of the Required Holding Period, the Trustee may release such 102 Trustee Option and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance or (ii) the Trustee and/or the Company and/or its Affiliate withholds any applicable taxes due pursuant to the Ordinance arising from the 102 Trustee Options and/or any Shares allotted or issued upon exercise of such 102 Trustee Options. The Trustee shall not release any 102 Trustee Options or Shares issued upon exercise thereof prior to the payment in full of the Participant’s tax liabilities arising from such 102 Trustee Options and/or Shares or the withholding referred to in (ii) above.

(e)          Each 102 Trustee Option shall be subject to the relevant terms of the Ordinance and the Rules, which shall be deemed an integral part of the 102 Trustee Option and shall prevail over any term contained in the Plan or Option Agreement which is not consistent therewith. Any provision of the Ordinance, the Rules and any approvals by the Income Tax Commissioner not expressly specified in this Plan or Option Agreement which, as determined by the Committee, are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Participant. The Participant granted a 102 Trustee Option shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. The Participant agrees to execute any and all documents, which the Company and/or its Affiliates and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance and the Rules.

(f)          During the Required Holding Period, the Participants shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise of a 102 Trustee Option and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale or release occurs during the Required Holding Period it will result in adverse tax consequences to the Participant under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Participant. Subject to the foregoing, the Trustee may, pursuant to a written request from the Participant, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the Option Agreement and any applicable law.

(g)          If a 102 Trustee Option is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Participant. If such 102 Trustee Option is exercised after the expiration of the Required Holding Period, the Shares issued upon such exercise shall, at the election of the Participant, either (i) be issued in the name of the Trustee, or (ii) be issued to the Participant, provided that the Participant first complies with all applicable provisions of the Plan and all taxes with respect thereto shall have been fully paid to the ITA.

(h)          The foregoing provisions of this Section 6.4 relating to 102 Trustee Options shall not apply with respect to 102 Non-Trustee Options, which shall, however, be subject to the relevant provisions of Section 102 and the Rules.

(i)          Upon receipt of a 102 Trustee Option, the Participant will sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to the Plan, or any 102 Trustee Option or Share granted to such Participant thereunder.

ARTICLE VII

CHANGE IN CONTROL PROVISIONS

7.1          Benefits.  In the event of a Change in Control of the Company, and except as otherwise provided by the Committee in an Award Agreement, a Participant’s unvested Award shall not vest and a Participant’s Award shall be treated in accordance with one of the following methods as determined by the Committee in its sole discretion:

(a)          Awards, whether or not then vested, shall be continued, assumed, have new rights substituted therefor or be treated in accordance with Section 4.2(d) hereof, as determined by the Committee in its sole discretion.  Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation §  1.424-1 (and any amendments thereto).

(b)          The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess of the Change in Control Price (as defined below) of the Ordinary Shares covered by such Awards, over the aggregate exercise price of such Awards.  For purposes of this Section 7.1, Change in Control Price shall mean the highest price paid per Ordinary Shares in any transaction related to a Change in Control of the Company; provided, however, that such price shall not exceed the fair market value of the Common Stock at the time of purchase as determined in accordance Section 409A of the Code.

(c)          The Committee may, in its sole discretion, provide for the cancellation of any Appreciation Awards without payment, if the Change in Control Price is less than the exercise price of such Appreciation Award.

(d)          Notwithstanding anything else herein, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

7.2          Change in Control.  Unless otherwise determined by the Committee in the applicable Award agreement or other written agreement approved by the Committee, a “Change in Control” shall be deemed to occur following any transaction if: (i) any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Ordinary Shares of the Company), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the combined voting power of the then outstanding securities of the Company (or its successor corporation); provided, however, that a merger or consolidation effected solely to implement a recapitalization of the Company or for the primary purpose of change of domicile shall not constitute a Change in Control of the Company; (ii) the stockholders of the Company approve a plan of complete liquidation of the Company; provided, that this subsection (ii) shall not constitute a Change in Control with respect to the amount of any payment pursuant to an Award under this Plan, or any portion thereof, that is triggered upon a Change in Control and that is intended to constitute “non-qualified deferred compensation” pursuant to Section 409A of the Code; or (iii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets other than (x) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (y) pursuant to a spinoff type transaction, directly or indirectly, of such assets to the stockholders of the Company.

ARTICLE VIII

TERMINATION OR AMENDMENT OF PLAN

8.1          Termination or Amendment.  Notwithstanding any other provision of this Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of this Plan (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article X), or suspend or terminate it entirely, retroactively or otherwise; provided, that without the approval of the holders of the Company’s Ordinary Shares entitled to vote in accordance with applicable law and the exchange or system on which the Company’s securities are then listed or traded, if so required by applicable law or stock exchange regulation, no amendment may be made that would:

(a)          increase the aggregate number of Ordinary Shares that may be issued under this Plan pursuant to Section 4.1 (except by operation of Section 4.2);

(b)          change the classification of individuals eligible to receive Awards under this Plan;

(c)          other than adjustments or substitutions in accordance with Section 4.2, amend the terms of outstanding Awards to reduce the exercise price of outstanding Stock Options or to cancel outstanding Stock Options (where prior to the reduction or cancellation the exercise price equals or exceeds the fair market value of the Ordinary Shares underlying such Awards) in exchange for cash, or Stock Options with an exercise price that is less than the exercise price of the original Stock Options;

(d)          extend the maximum Exercise Period under Section 6.3;

(e)          award any Stock Option in replacement of a canceled Stock Option with a higher exercise price, except in accordance with Section 6.3(l); or

(f)          require stockholder approval in order for this Plan to comply with the applicable rules of any exchange or system on which the Company’s securities are listed or traded at the request of the Company, the applicable provisions of Section 162(m) of the Code or, to the extent applicable to Incentive Stock Options, Section 422 of the Code.

ARTICLE IX

UNFUNDED PLAN

9.1          Unfunded Status of Plan.  This Plan is an “unfunded” plan for incentive and deferred compensation.  With respect to any payments as to which a Participant has a fixed and vested interest but that are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

ARTICLE X

GENERAL PROVISIONS

10.1          RIGHTS AS A STOCKHOLDER; VOTING AND DIVIDENDS.

(a)          A Participant shall have no rights as a shareholder of the Company with respect to any Ordinary Shares covered by the Award until the date of the lawful issuance of such Shares to the Participant. In the case of 102 Option Awards (if such Options are being held by a Trustee), the Trustee shall have no rights as a shareholder of the Company with respect to any Shares covered by such Award until the date of the lawful issuance of such Shares for the Participant’s benefit, and the Participant shall have no rights as a shareholder of the Company with respect to any Shares covered by the Award until the date of the release of such Shares from the Trustee to the Participant and the issuance of such Shares.

(b)          With respect to all Ordinary Shares issued in the form of Awards hereunder or upon the exercise of Awards hereunder, any and all voting rights attached to such Shares and the Participant's entitlement to receive dividends distributed with respect to such Shares, shall be subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any applicable law.

(c)          Regarding Shares issued pursuant to the exercise of any 102 Trustee Option any rights distributed to the Participants shall be deposited with and/or issued to the Trustee for the benefit of the Participants. All said rights, excluding dividends, shall be held by the Trustee for the applicable Required Holding Period. In the case that the Company distributes dividends, then the amount of dividends with respect of Shares held in trust shall be paid to the Participants that are the beneficial holders of such Shares, subject to deduction at source of the applicable tax.

(d)          The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other applicable law.

10.2          Legend.  The Committee may require each person receiving Ordinary Shares pursuant to a Stock Option under this Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof.  In addition to any legend required by this Plan, the certificates for such shares may include any legend that the Committee, in its sole discretion, deems appropriate to reflect any restrictions on Transfer.

All certificates for Ordinary Shares delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may, in its sole discretion, deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Ordinary Shares are then listed or any national securities exchange system upon whose system the Ordinary Shares are then quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

10.3          Other Plans.  Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

10.4          No Right to Employment/Directorship/Consultancy.  Neither this Plan nor the grant of any Option hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall they be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate his or her employment, consultancy or directorship at any time.

10.5          Withholding of Taxes.  The Company shall have the right to deduct from any payment to be made pursuant to this Plan, or to otherwise require, prior to the issuance or delivery of any Ordinary Shares or the payment of any cash hereunder, payment by the Participant of, any federal, state or local taxes required by law to be withheld.  Any statutorily required withholding obligation with regard to any Participant may be satisfied, subject to the consent of the Committee, by reducing the number of Ordinary Shares otherwise deliverable or by delivering Ordinary Shares already owned  Any fraction of a share of Ordinary Shares required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

10.6          No Assignment of Benefits.  No Award or other benefit payable under this Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

10.7          Listing and Other Conditions.

(a)          Unless otherwise determined by the Committee, as long as the Ordinary Shares are listed on a national securities exchange or system sponsored by a national securities association, the issue of any Ordinary Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system.  The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option with respect to such shares shall be suspended until such listing has been effected.

(b)          If at any time counsel to the Company shall be of the opinion that any sale or delivery of Ordinary Shares pursuant to an Option is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Ordinary Shares or Awards, and the right to exercise any Option shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

(c)          Upon termination of any period of suspension under this Section 10.7, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

(d)          A Participant shall be required to supply the Company with any certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

10.8          Governing Law.  This Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of Israel (regardless of the law that might otherwise govern under applicable Israeli principles of conflict of laws).

10.9          Construction.  Wherever any words are used in this Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

10.10          Other Benefits.  No Award granted or paid out under this Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

10.11          Costs.  The Company shall bear all expenses associated with administering this Plan, including expenses of issuing Ordinary Shares pursuant to any Awards hereunder.

10.12          No Right to Same Benefits.  The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

10.13          Death/Disability.  The Committee may in its sole discretion require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award.  The Committee may, in its discretion, also require that the agreement of the transferee to be bound by all of the terms and conditions of this Plan.

10.14          Section 16(b) of the Exchange Act.  All elections and transactions under this Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable exemptive condition under Rule 16b-3.  The Committee may, in its sole discretion, establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of this Plan and the transaction of business thereunder.

10.15          Section 409A of the Code / Section 102 of the Ordinance.  Although the Company does not guarantee the particular tax treatment of an Award granted under this Plan, 102 Options and Incentive Stock Options made under this Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, and this Plan and any Award agreement hereunder shall be limited, construed and interpreted in accordance with such intent.  In no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, or any damages for failing to comply with Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable.

10.16          Successor and Assigns.  This Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

10.17          Severability of Provisions.  If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and such provision shall be construed in a manner which is closest to expressing the original intention of such provision while making it valid or enforceable, as the case may be.

10.18          Payments to Minors, Etc.  Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

10.19          Headings and Captions.  The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

ARTICLE XI

EFFECTIVE DATE OF PLAN

The Plan was adopted by the Board on November 24, 2011 and amended by the Board on December 13, 2011, on March 22, 2012, on June 28, 2016, on December 24, 2017, ~~and~~ on August 30, 2018 and on August 30, 2022~~,~~ subject to, and to be effective upon, the approval of the stockholders of the Company in accordance with the requirements of the laws Israel. Without derogating from the above and in addition thereto, and solely with respect to grants of ISO, the Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the relevant Board resolution (the “Effective Date”). All and any grants of ISOs to Optionees under the Plan as of the Effective Date shall be subject to the said shareholders’ approval. Failure to obtain such approval by the shareholders within such period shall not in any way derogate from the valid and binding effect of any grant of an Option, except that any Options previously granted under this Plan as Incentive Stock Option may not qualify as an Incentive Stock Option but, rather, shall constitute NQSO.  Upon approval of this Plan by the shareholders of the Company as set forth above, all ISOs granted under this Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved this Plan on the Effective Date.

ARTICLE XII

TERM OF PLAN

No Award regarding "ISOs Options" shall be granted pursuant to this Plan on or after March 22, 2032, but Awards granted prior to such date may extend beyond that date. Award of "102 Stock Options" on this plan are not limited in time.

ARTICLE XIII

NAME OF PLAN
This Plan shall be known as “The TAT Technologies Ltd 2022 Stock Option Plan.”

APPENDIX C
2022 STOCK OPTION PLAN

TAT TECHNOLOGIES LTD.

__________________________

2022 STOCK OPTION PLAN

__________________________

ARTICLE I

PURPOSE; TYPES OF AWARDS; CONSTRUCTION

1.1          Purpose. The purpose of this Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer Eligible Employees, Consultants and Non‑Employee Directors incentive awards to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s stockholders.

1.2          Types of Awards. This Plan is intended to enable the Company to issue Awards under varying tax regimes, including, without limitation:

(a)          Awards to be granted to Participants who are deemed to be residents of the State of Israel for purposes of taxation, pursuant and subject to the provisions of Section 102 of the Ordinance, including without limitation the Israeli Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 (the “Rules”) or such other rules published by ITA (such Awards, “102 Stock Options”). 102 Stock Options may either be granted to a Trustee or without a trustee;

(b)          “Incentive Stock Options” within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Participants who are deemed to be residents of the United States for purposes of taxation; and

1.3          Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award to a Participant, the provisions of such law or regulation shall prevail over those of the Plan and the Committee is empowered hereunder to interpret and enforce the said prevailing provisions.

ARTICLE II

DEFINITIONS

For purposes of this Plan, the following terms shall have the following meanings:

2.1          “102 Stock Options” has the meaning set forth for such term in Section 1.2(a).

2.2          “Acquisition Event” means a merger, reorganization, consolidation or a similar event in which the Company is not the surviving entity, any transaction that results in the acquisition of all or substantially all of the Company’s outstanding Ordinary Shares by a single person or entity or by a group of persons and/or entities acting in concert, or the sale or transfer of all or substantially all of the Company’s assets.

2.3          “Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Affiliates; (d) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which directly or indirectly controls 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) of the Company; (e) any other entity in which the Company or any of its Affiliates has a material equity interest and which is designated as an “Affiliate” by resolution of the Committee; and (f) for the purpose of 102 Stock Options, also an “Employing Company” within the meaning of section 102(a) of the Ordinance.

2.4          “Award” means any award under this Plan.  All Awards shall be granted by, confirmed by, and subject to the terms of an Award Agreement.

2.5          “Award Agreement” means the written agreement executed by the Company and the Participant setting forth terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.6          “Board” means the Board of Directors of the Company.

2.7          “Cause” means, unless otherwise defined by the Participant’s Award Agreement, with respect to a Participant’s Termination of Employment or Termination of Consultancy, the following: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import)), termination due to: (i) a Participant’s conviction of, or plea of guilty or nolo contendere to, a felony, or any other criminal act which impairs the Participant’s ability to perform his or her duties; (ii) perpetration by a Participant of an illegal act, dishonesty, or fraud; (iii) a Participant’s insubordination, or refusal to perform his or her duties or responsibilities for any reason other than (to the extend due to) illness, unlawful instructions or incapacity; (iv) continuing willful and deliberate failure by the Participant to perform the Participant’s duties in any material respect, provided that the Participant is given notice and an opportunity to effectuate a cure as determined by the Committee; or (v) a Participant’s willful misconduct with regard to the Company that could have a material adverse effect on the Company; or (b) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter.  With respect to a Participant’s Termination of Directorship, “cause” means an act or failure to act that constitutes cause for removal of a director under applicable Israeli law.

2.8          “Change in Control” has the meaning set forth in Section 7.2.

2.9          “Change in Control Price” has the meaning set forth in Section 7.1.

2.10          “Code” means the United States Internal Revenue Code of 1986, as amended.  Any reference to any section of the Code shall also be a reference to any successor provision and any Treasury Regulation promulgated thereunder.

2.11          “Committee” means a committee or subcommittee of the Board appointed from time to time by the Board, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of the applicable law. Subject to the aforesaid, such committee or subcommittee shall consist of two or more non-employee directors, each of whom is intended to be, (i) to the extent required by Rule 16b-3 promulgated under Section 16(b) of the Exchange Act, a “non-employee director” as defined in Rule 16b-3; (ii) to the extent required by Section 162(m) of the Code, an “outside director” as defined in Section 162(m) of the Code; and (iii) an “independent director” as defined under applicable stock exchange rules.  To the extent that no Committee exists that has the authority to administer this Plan, the functions of the Committee shall be exercised by the Board.  If for any reason the appointed Committee does not meet the requirements of Rule 16b-3 or Section 162(m) of the Code or any other regulation set by the applicable law, such noncompliance shall not affect the validity of Awards, grants, interpretations or other actions of the Committee.

2.12          “Company” means TAT Technologies Ltd., an Israeli corporation, and its successors by operation of law.

2.13          “Companies Law” means the Israel Companies Law, 5799-1999 and the regulations promulgated thereunder, all as amended from time to time.

2.14          “Consultant” means any natural person who provides bona fide consulting or advisory services to the Company or its Affiliates pursuant to a written agreement, which are not in connection with the offer and sale of securities in a capital-raising transaction, and do not, directly or indirectly, promote or maintain a market for the Company’s or its Affiliates’ securities.

2.15          “Detrimental Activity” means: (a) the disclosure to anyone outside the Company or its Affiliates, or the use in any manner other than in the furtherance of the Company’s or its Affiliate’s business, without written authorization from the Chief Executive Officer of the Company, of any confidential information or proprietary information, relating to the business of the Company or its Affiliates that is acquired by a Participant prior to the Participant’s Termination; (b) any activity while employed or performing services that results, or if known could result, in the Participant’s Termination that is classified by the Company as a termination for Cause; (c) the Participant’s Disparagement, or inducement of others to do so, of the Company or its Affiliates or their past and present officers, directors, employees or products; or (d) breach of any agreement between the Participant and the Company or an Affiliate (including, without limitation, any employment agreement or noncompetition or nonsolicitation agreement).  If it is determined by a court of competent jurisdiction that any provision in this Plan in respect of Detrimental Activities is excessive in duration or scope or otherwise is unenforceable, then such provision may be modified or supplemented by the court to render it enforceable to the maximum extent permitted by law.

2.16          “Disability” means: (i) the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than (a) 12 months with respect to Incentive Stock Options and (b) 3 months with respect to Non-Qualified Stock Options, as determined by a medical doctor satisfactory to the Committee; or, if applicable, (ii) a permanent and total disability as defined in Section 22(e)(3) of the Code.  A Disability shall only be deemed to occur at the time of the determination by the Committee of the Disability.  Notwithstanding the foregoing, for Awards that are subject to Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) of the Code.

2.17          “Disparagement” means making comments or statements to the press, the Company’s or its Affiliates’ employees, consultants or any individual or entity with whom the Company or its Affiliates has a business relationship which could reasonably be expected to adversely affect in any manner: (a) the conduct of the business of the Company or its Affiliates (including, without limitation, any products or business plans or prospects); or (b) the business reputation of the Company or its Affiliates, or any of their products, or their past or present officers, directors or employees

2.18          “Disqualifying Disposition” has the meaning set forth for such term in Section 6.3   (m) .

2.19          “Eligible Employee” means any person, including an officer or director, who (i) is in the employ of the Company or any Affiliate. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, hereunder as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination. The payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company; (ii) is included in the term “employee” under rule 701 of the Securities Act of 1933 and for the purposes of Section 422 of the Code, and (iii) when related to the award of 102 Stock Options, is included in the term “employee” as such term is defined in Section 102 of the Ordinance, including an Office Holder (as such term is defined in the Companies  Law) of the Company or any Subsidiary, except for such persons that are deemed to be a “Controlling  Shareholder” under  Section  32(9) of the Ordinance.

2.20          “Exchange Act” means the Securities Exchange Act of 1934, as amended.  Any references to any section of the Exchange Act shall also be a reference to any successor provision.

2.21          “Exercise Period” shall mean the period, commencing on the date of grant of an Award, during which an Award shall be exercisable, subject to any vesting provisions thereof and the termination provisions hereof.

2.22          “Exercise Price” shall mean the exercise price for each Share covered by an Award, which shall (notwithstanding Section 4.2(b)) not be lower than the nominal value of the Share at the time of exercise.

2.23          “Fair Market Value” means, unless otherwise required by any applicable provision of the Code (or any regulations issued thereunder) or the Ordinance, as may be applicable, as of any date and except as provided below, the closing price reported for the Ordinary Shares on the applicable date: (a) as reported on the principal national securities exchange in the United States on which it is then traded; or (b) if not traded on any such national securities exchange, as quoted on an automated quotation system sponsored by the Financial Industry Regulatory Authority (or such other source the Committee deems reliable) or if the Ordinary Shares shall not have been reported or quoted on such date, on the first day prior thereto on which the Ordinary Shares were reported or quoted.  If the Ordinary Shares are not traded, listed or otherwise reported or quoted, then Fair Market Value means the fair market value of the Ordinary Shares as determined by the Committee in good faith in whatever manner it considers appropriate taking into account the requirements of Section 422 of the Code or Section 409A of the Code, as applicable as of the date of grant ,provided that, (i) for Awards that are ISOs, the Board shall make such determination in accordance with Section 422 of the Code and all applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant thereto; (ii) for Awards that are not ISOs, the value that is determined by the Board as of the day of determination to be the Fair Market Value pursuant to applicable U.S. Tax Regulations and other applicable guidance promulgated pursuant to Section 409A of the Code. For purposes of the grant of any Award, the applicable date shall be the trading day immediately prior to the date on which the Award is granted.  For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or, if not a day on which the applicable market is open, the next day that it is open.

2.24          “Family Member” means “family member” as defined in Section A.1.(5) of the general instructions of Form S-8, as may be amended from time to time, or by the Ordinance and/or the Companies Law, all as may be applicable.

2.25          “Incentive Stock Option” or “ISO” means any Stock Option awarded to an Eligible Employee of the Company, its Subsidiaries and its Parent (if any) under this Plan intended to be and designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

2.26          “ITA” means the Israel Tax Authority.

2.27          “Non-Employee Director” means a director of the Company who is not an employee of the Company or an Affiliate.

2.28          “Non-Qualified Stock Option” or “NQSO” means any Stock Option awarded under this Plan that is not an Incentive Stock Option.

2.29          “Ordinance” means the Israel Income Tax Ordinance (New Version) 1961, and the regulations promulgated thereunder, all as amended from time to time.

2.30          “Ordinary Shares” or “Shares” means the Ordinary Shares, par value NIS 0.90 per share, of the Company (or any other value, as amended).

2.31          “Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

2.32          “Participant” means an Eligible Employee, Non-Employee Director or Consultant to whom an Award has been granted pursuant to this Plan.

2.33          “Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, incorporated organization, governmental or regulatory or other entity.

2.34          “Plan” means this TAT Technologies Ltd 2022 Stock Option Plan, as amended from time to time.

2.35          “Retirement”  means a voluntary Termination of Employment or Termination of Consultancy at or after age 65 or such earlier date after age 50 as may be approved by the Committee, in its sole discretion, with respect to such Participant at the time of grant, or thereafter provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, except that Retirement shall not include any involuntary Termination of Employment or Termination of Consultancy by the Company or an Affiliate for any reason with or without Cause.  With respect to a Participant’s Termination of Directorship, Retirement means the failure to stand for reelection or the failure to be reelected on or after a Participant has attained age 65 or, with the consent of the Board, provided that the exercise of such discretion does not make the applicable Award subject to Section 409A of the Code, before age 65 but after age 50.

2.36          “Rules” has the meaning set forth for such term in Section 1.2(a).

2.37          “Rule 16b-3” means Rule 16b‑3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

2.38          “Securities Act” means the Securities Act of 1933, as amended and all rules and regulations promulgated thereunder.  Any reference to any section of the Securities Act shall also be a reference to any successor provision.

2.39          “Section 102” means section 102 of the Ordinance.

2.40          “Section 162(m) of the Code”  means the exception for performance-based compensation under Section 162(m) of the Code and any applicable Treasury regulations thereunder.

2.41          “Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable Treasury regulations thereunder.

2.42          “Stock Option” or “Option” means any option to purchase Ordinary Shares granted to Eligible Employees, Non-Employee Directors or Consultants pursuant to Article VI.

2.43          “Subsidiary” means any subsidiary corporation of the Company which now exists or is hereafter organized or acquired by the Company within the meaning of Section 424(f) of the Code, or by the Ordinance and/or the Companies Law, all as may be applicable.

2.44          “Ten Percent Stockholder” means a Participant owning, at the time the Option is granted to the Participant, more than 10% of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent within the meaning of Section 422(b)(6) of the Code.

2.45          “Termination” means a Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable.

2.46          “Termination of Consultancy” means: (a) that the Consultant is no longer acting as a consultant to the Company or an Affiliate; or (b) when an entity which is retaining a Participant as a Consultant ceases to be an Affiliate unless the Participant otherwise is, or thereupon becomes, a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that a Consultant becomes an Eligible Employee or a Non‑Employee Director upon the termination of his or her consultancy, unless otherwise determined by the Committee, in its sole discretion, no Termination of Consultancy shall be deemed to occur until such time as such Consultant is no longer a Consultant, an Eligible Employee or a Non‑Employee Director.  Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Consultancy in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Consultancy thereafter.

2.47          “Termination of Directorship” means that the Non‑Employee Director has ceased to be a director of the Company; except that if a Non‑Employee Director becomes an Eligible Employee or a Consultant upon the termination of his or her directorship, his or her ceasing to be a director of the Company shall not be treated as a Termination of Directorship unless and until the Participant has a Termination of Employment or Termination of Consultancy, as the case may be.

2.48          “Termination of Employment” means: (a) a termination of employment (for reasons other than a personal leave of absence granted by the Company) of a Participant from the Company and its Affiliates; or (b) when an entity which is employing a Participant ceases to be an Affiliate, unless the Participant otherwise is, or thereupon becomes, employed by the Company or another Affiliate at the time the entity ceases to be an Affiliate.  In the event that an Eligible Employee becomes a Consultant or a Non‑Employee Director upon the termination of his or her employment, unless otherwise determined by the Committee, in its sole discretion, no Termination of Employment shall be deemed to occur until such time as such Eligible Employee is no longer an Eligible Employee, a Consultant or a Non‑Employee Director. Notwithstanding the foregoing, the Committee may, in its sole discretion, otherwise define Termination of Employment in the Award agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Employment thereafter.

2.49          “Transfer” means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in a Person), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in a Person) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). “Transferred” and “Transferable” shall have a correlative meaning.

2.50          “Trustee” shall mean the trustee appointed by the Committee or the Board, as the case may be, to hold the respective Options and/or Shares (and, in relation with 102 Stock Options, approved by ITA), if so appointed.

ARTICLE III

ADMINISTRATION

3.1          The Committee.  This Plan shall be administered and interpreted by the Committee. In the event that the Board does not create a committee to administer the Plan, the Plan shall be administered by the Board in its entirety. In the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2          Grants of Awards.  The Committee shall have full authority to grant Awards, pursuant to the terms of this Plan, to Eligible Employees, Consultants and Non-Employee Directors.  In particular, the Committee shall have the authority:

(a)          to select the Eligible Employees, Consultants and Non-Employee Directors to whom Awards may from time to time be granted hereunder;

(b)          to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Employees, Consultants or Non-Employee Directors;

(c)          to determine the number of Ordinary Shares to be covered by each Award granted hereunder;

(d)          to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder (including, but not limited to, the exercise price, any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Ordinary Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

(e)          to determine whether and under what circumstances a Stock Option may be settled in cash, and/or Ordinary Shares under Section 6.4(d);

(f)          to determine whether a Stock Option is an Incentive Stock Option or Non‑Qualified Stock Option;

(g)          to determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award;

(h)          to set the performance criteria with respect to any Award for which the grant, vesting or payment of such Award is conditioned upon the attainment of specified performance criteria and to certify the attainment of any such performance criteria; and

(i)          generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company that are not in conflict with the provisions of this Plan.

3.3          Guidelines.  Subject to Article VIII hereof, the Committee shall, in its sole discretion, have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of this Plan and any Award issued under this Plan (and any agreements relating thereto); and to otherwise supervise the administration of this Plan.  The Committee may, in its sole discretion, correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of this Plan; provided, that with regard to any provision of this Plan or any agreement relating thereto that is intended to comply with Section 162(m) of the Code or Section 102 of the Ordinance as may be applicable, any such action by the Committee shall be permitted only to the extent such action would be permitted under Section 162(m) of the Code or Section 102 of the Ordinance, as may be applicable.  The Committee may, in its sole discretion, adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions.  This Plan is intended to comply with the applicable requirements of Section 102 of the Ordinance and/or Rule 16b-3 and with respect to Awards intended to be “performance-based,” the applicable provisions of Section 162(m) of the Code and this Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

3.4          Decisions Final.  Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Committee (or any of its members) arising out of or in connection with this Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

3.5          Procedures.  If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings at such times and places as it shall deem advisable, including, without limitation, by telephone conference or by written consent to the extent permitted by the Companies Law or any other applicable law.  A majority of the Committee members shall constitute a quorum.  All determinations of the Committee shall be made by a majority of its members.  Any decision or determination reduced to writing and signed by all the Committee members, shall be fully effective as if it had been made by a vote at a meeting duly called and held.  The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.6          Designation of Consultants/Liability.

(a)          The Committee may, in its sole discretion, designate employees of the Company and professional advisors to assist the Committee in the administration of this Plan.

(b)          The Committee may, in its sole discretion, employ such legal counsel, consultants and agents as it may deem desirable for the administration of this Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent.  Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant or agent shall be paid by the Company.  The Committee, its members and any person designated pursuant to subsection (a) above shall not be liable for any action or determination made in good faith with respect to this Plan.  To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Award granted under it.

3.7          Indemnification.  To the maximum extent permitted by applicable law and the Articles of Association of the Company and to the extent not covered by insurance directly insuring such person, each officer or employee of the Company or any Affiliate and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of this Plan, except to the extent arising out of such officer’s, employee’s, member’s or former member’s fraud.  Such indemnification shall be in addition to any rights of indemnification the officers, employees, directors or members or former officers, employees, directors or members may have under applicable law, under the Articles of Association of the Company or any Affiliate.  Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to him or her under this Plan.

ARTICLE IV

SHARE LIMITATION

4.1          Shares

(a)          The initial aggregate number of Ordinary Shares with respect to which Awards may be granted under this Plan shall not exceed 550,000 shares (subject to any increase or decrease pursuant to Section 4.2), which may be either authorized and unissued Ordinary Shares or Ordinary Shares held in or acquired for the treasury of the Company, or both. If any Stock Option granted under this Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Ordinary Shares underlying any such unexercised and expired or terminated Award shall again be available for the purpose of Awards under this Plan.  The number of Ordinary Shares available for the purpose of Awards under this Plan shall be reduced by (i) the total number of Awards exercised, regardless of whether any of the Ordinary Shares underlying such Awards are not actually issued to the Participant as the result of a net settlement, and (ii) any Ordinary Shares used to pay any exercise price or tax withholding obligation with respect to any Award.  In addition, the Company may not use the cash proceeds it receives from Stock Option exercises to repurchase Ordinary Shares on the open market for reuse under this Plan.

4.2          Changes.

(a)          The existence of this Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Ordinary Shares, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (vi) any other corporate act or proceeding.

(b)          Subject to the provisions of Section 4.2(g), in the event of any such change in the capital structure or business of the Company by reason of any stock split, reverse stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, consolidation, spin‑off, reorganization, partial or complete liquidation, issuance of rights or warrants to purchase any Ordinary Shares or securities convertible into Ordinary Shares, any sale or transfer of all or part of the Company’s assets or business, or any other corporate transaction or event having an effect similar to any of the foregoing and effected without receipt of consideration by the Company, then the Committee shall, subject to applicable law and stock exchange regulations, make such adjustments consistent with such change in such manner as the Committee deems equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under this Plan, to the aggregate number and kind of shares that thereafter may be issued under this Plan, and the number and kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award and the purchase price thereof and the numerical Share limits in Section 4.1 of the Plan. Any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and employees and their respective heirs, executors, administrators, successors and assigns.  Except as provided in this Section 4.2 or in the applicable Award Agreement, a Participant shall have no rights by reason of any issuance by the Company of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend, any other increase or decrease in the number of shares of stock of any class, any sale or transfer of all or part of the Company’s assets or business or any other change affecting the Company’s capital structure or business.

(c)          Fractional Ordinary Shares resulting from any adjustment in Awards pursuant to Section 4.2(a) or (b) shall be aggregated until, and eliminated at, the time of exercise by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half, unless and to the extent another rounding method is required by applicable law or stock exchange regulations.  No cash settlements shall be made with respect to fractional shares eliminated by rounding.  Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of this Plan.

(d)          Should the Company declare a cash dividend to its shareholders, and the distribution date of such dividend will precede the exercise date of an Option, including for the avoidance of doubt, Options that have yet to become vested and Options which have been granted prior to the adoption of the amendment to this Plan, unless the Committee otherwise determines, subject to applicable law and stock exchange regulations, the Exercise Price shall be reduced in the amount equal to the cash dividend per Share distributed by the Company.

(e)          To the extent required by applicable stock exchange regulations, no Award shall be exercised on the record date, or the ex-date if earlier in time to such record date, of stock dividend, other distribution of dividends, rights offering, stock split, reverse stock split or reduction of authorized share capital.

(f)          In the event of issuance of rights made by the Company to the shareholders during the existence of the right to exercise the Award, the number of shares resulting from exercising the Award shall be adjusted to the beneficial component of the rights, as expressed in the ratio between the Stock Market closing exchange rate on the last trading day before the "X day" and, the base rate of the "X rights.

(g)          In the event of an Acquisition Event, the Committee may, in its sole discretion, terminate all outstanding and unexercised Awards effective as of the date of the Acquisition Event, by delivering notice of termination to each Participant at least 20 days prior to the date of consummation of the Acquisition Event, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Acquisition Event, each such Participant shall have the right to exercise in full all of his or her Awards that are then outstanding (subject to any limitations on exercisability otherwise contained in the Award agreements), but any such exercise shall be contingent on the occurrence of the Acquisition Event, and, provided that, if the Acquisition Event does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

If an Acquisition Event occurs but the Committee does not terminate the outstanding Awards pursuant to this Section 4.2(g), then the provisions of Section 4.2(b) and Article VII shall apply.

 (h)          Notwithstanding the foregoing, Sections 4.2(d) and 4.2(f) shall not apply to any grants of ISOs to Optionees under the Plan.

4.3          Minimum Purchase Price.  Notwithstanding any provision of this Plan to the contrary, if authorized but previously unissued Ordinary Shares are issued under this Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law.

ARTICLE V

ELIGIBILITY

5.1          General Eligibility. All Eligible Employees, prospective employees and Consultants of the Company and its Affiliates, and Non-Employee Directors of the Company, are eligible to be granted Awards.  Eligibility for the grant of Awards and actual participation in this Plan shall be determined by the Committee in its sole discretion.  Notwithstanding anything herein to the contrary, no Award under which a Participant may receive Ordinary Shares may be granted under this Plan to an Eligible Employee, Consultant or Non-Employee Director of any Affiliate if such Ordinary Shares do not constitute “service recipient stock” for purposes of Section 409A of the Code, when applicable, with respect to such Eligible Employee, Consultant or Non-Employee Director.

5.2          102 Stock Options. Subject to Applicable Law, 102 Stock Options may not be granted to “controlling shareholders” as defined under the Ordinance and may only be granted to Employees, including Office Holders (as such term is defined in the Companies Law), of the Company or any Affiliate thereof, who are Israeli residents for tax purposes (“Eligible 102 Participants”). 102 Stock Options may either be grants to a Trustee or grants under Section 102 without a trustee. Unless otherwise permitted by the Ordinance and the Rules, no 102 Stock Options to a Trustee may be granted until the expiration of thirty (30) days after the requisite filings under the Ordinance and the Rules have been appropriately made with the ITA.

5.3          Incentive Stock Options.  Notwithstanding anything herein to the contrary, and subject to the provisions of Section 5.1 above, only Eligible Employees of the Company, its Subsidiaries and its Parent (if any) are eligible to be granted Incentive Stock Options under this Plan.  Eligibility for the grant of an Incentive Stock Option and actual participation in this Plan shall be determined by the Committee in its sole discretion.

5.4          General Requirement.  The vesting and exercise of Awards granted to a prospective employee or consultant are conditioned upon such individual actually becoming an Eligible Employee or Consultant.

ARTICLE VI

STOCK OPTIONS;

6.1          Options.  Each Stock Option granted under this Plan shall be of one of three types: (a) an Incentive Stock Option (b) a 102 Stock Option or (b) a Non-Qualified Stock Option.

6.2          Grants.  The Committee shall, in its sole discretion, have the authority to grant to any Eligible Employee (subject to Sections 5.2, 5.3 above and Section 6.3 below) Incentive Stock Options, 102 Stock Options and/or Non-Qualified Stock Options, according to the applying tax regime and the provisions of this Plan. The Committee shall, in its sole discretion, have the authority to grant Non-Qualified Stock Options to any Eligible Employee, Consultant or Non-Employee Director. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not qualify shall constitute a separate Non-Qualified Stock Option.

6.3          Terms of Options.  Options granted under this Plan shall be evidenced by an Award Agreement between the Company and the Participant which Award Agreement shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee, in its sole discretion, shall deem desirable from time to time. The Award Agreement shall contain the following information:

(a)          Number of Shares. Each Award Agreement shall state the number of Shares covered by the Option.

(b)          Type of Option. Each Award Agreement shall specifically state the type of Option granted thereunder and whether it constitutes an Incentive Stock Option, Non-Qualified Stock Option, 102 Stock Option and the relevant track, or otherwise.

(c)          Exercise Price. Each Award Agreement shall state the Exercise Price, which, in the case of an Incentive Stock Option, shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the date of grant or such other amount as may be required pursuant to the Code. In the case of any other Option, the per share Exercise Price shall be equal to the amount determined by the Committee. In the case of an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the date of grant. In no event shall the Exercise Price of an Option be less than the par value of the shares for which such Option is exercisable. Subject to Article III and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Option. The Exercise Price shall also be subject to adjustment as provided in Article VII hereof.

(d)          Exercise Period.  Each Option Agreement shall state the Exercise Period, as fixed by the Committee, subject to the vesting provisions set by the Committee as mentioned below, the early termination provisions set forth in Sub-Sections (h) through (k) hereof and provided that no Stock Option shall be exercisable more than (a) five years after the date the Stock Option is granted, in case of Incentive Stock Options granted to Ten-Percent Shareholders; and (b) seven (7) years after the date the Option is granted, in any other case. At the expiration of the Exercise Period, all unexercised Options shall become null and void.

(e)          Exercisability and Vesting Terms.  Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at grant and each Option Agreement shall provide the vesting schedule for the Stock Options as determined by the Committee.  If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations and/or vesting schedule (including, without limitation, that such Stock Option is exercisable only in installments and/or within certain time periods and/or subject to performance goals and/or measurements,), the Committee may waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such Stock Option may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion and the provisions with respect to any Stock Option need not be the same as the provisions with respect to any other Stock Option. Unless otherwise determined by the Committee at grant, the Stock Option agreement shall provide that (i) in the event the Participant engages in Detrimental Activity prior to any exercise of the Stock Option, all Stock Options held by the Participant shall thereupon terminate and expire, (ii) as a condition of the exercise of a Stock Option, the Participant shall be required to certify (or shall be deemed to have certified) at the time of exercise in a manner acceptable to the Company that the Participant is in compliance with the terms and conditions of this Plan and that the Participant has not engaged in, and does not intend to engage in, any Detrimental Activity, and (iii) in the event the Participant engages in Detrimental Activity during the one year period commencing on the later of the date the Stock Option is exercised or becomes vested, the Company shall be entitled to recover from the Participant at any time within one year after such exercise or vesting, and the Participant shall pay over to the Company, an amount equal to any gain realized as a result of the exercise (whether at the time of exercise or thereafter).

(f)          Method of Exercise.  Subject to whatever installment exercise and waiting period provisions apply under subsection (e) above, to the extent vested, Stock Options may be exercised in whole or in part at any time during the Stock Option term, by giving written notice of exercise to the Company specifying the number of Ordinary Shares to be purchased.  Such notice shall be in a form acceptable to the Company and shall be accompanied by payment in full of the Exercise Price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Ordinary Shares are traded on a national securities exchange or quoted on a national quotation system sponsored by the Financial Industry Regulatory Authority, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the Exercise Price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, the relinquishment of Stock Options or by payment in full or in part in the form of Ordinary Shares (for which the Participant has good title free and clear of any liens and encumbrances) based on the Fair Market Value of the Ordinary Shares on the payment date as determined by the Committee, in its sole discretion).  No Ordinary Shares shall be issued until payment therefor, as provided herein, has been made or provided for.

(g)          Non-Transferability of Options.  No Stock Option shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant.  Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this Section is Transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as determined by the Committee, in its sole discretion.  A Non-Qualified Stock Option that is Transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently Transferred otherwise than by will or by the laws of descent and distribution and (ii) remains subject to the terms of this Plan and the applicable Award agreement.  Any Ordinary Shares acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a Transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of this Plan and the applicable Award agreement.

(h)          Termination by Death, Disability or Retirement.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if Participant’s Termination is by reason of death, Disability or Retirement, all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant (or, in the case of death, by the legal representative of the Participant’s estate) at any time within a period of one year from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options; provided, however, that in the case of Retirement, if the Participant dies within such Exercise Period, all unexercised Stock Options held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one year from the date of such death, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(i)          Involuntary Termination Without Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by involuntary termination without Cause or Participant’s Termination is voluntary (other than a voluntary termination described in subsection (k)(y) below), all Stock Options that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of 90 days from the date of such Termination, but in no event beyond the expiration of the Exercise Period of such Stock Options.

(j)          Omitted.

(k)          Termination for Cause.  Unless otherwise determined by the Committee at grant and specifically stated in the Option Agreement, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination (x) is for Cause or (y) is a voluntary Termination (as provided in sub‑section (j) above) after the occurrence of an event that would be grounds for a Termination for Cause, all Stock Options, whether vested or not vested, that are held by such Participant (or, if relevant, by a Trustee under Section 102 of the Ordinance) shall thereupon terminate and expire as of the date of such Termination.

(l)          Unvested Stock Options.  Unless otherwise determined by the Committee at grant and specifically stated in the Award Agreement, or if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant’s Termination for any reason shall terminate and expire as of the date of such Termination.

(m)          Incentive Stock Option Limitations.  To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Options shall be treated as Non‑Qualified Stock Options. If the Code is amended to provide for a different limitation from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code.  If an Option is treated as an ISO in part and as a NQSO in part by reason of the limitation set forth in this Section, the Participant may designate which portion of such Option the Participant is exercising.  In the absence of such designation, the Participant shall be deemed to have exercised the ISO portion of the Option first.  Separate certificates representing each such portion may be issued upon the exercise of the Option. Should any provision of this Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may, in its sole discretion, amend this Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

The Committee, at the written request of any Participant, may in its discretion after verifying the implications of applicable tax law including the provisions of Section 409A of the Code and the regulations promulgated thereunder as now in effect or as hereafter amended, take such actions as may be necessary to convert such Participant’s ISOs (or any portions thereof) that have not been exercised on the date of conversion into NQSOs at any time prior to the expiration of such ISOs, regardless of whether the Participant is an Employee of the Company or a Parent or a Subsidiary at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period. At the time of such conversion, the Committee (with the consent of the Participant) may impose such conditions on the exercise of the resulting NQSOs as the Committee in its discretion may determine, provided that such conditions shall not be inconsistent with the Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s ISOs converted into NQSOs, and no such conversion shall occur unless and until the Committee takes appropriate action. The Committee, with the consent of the Participant, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

Each Employee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired upon the exercise of an Incentive Stock Option. A “Disqualifying Disposition” is any disposition (including any sale) of such Shares before the later of  (a) two (2) years after the date the Employee was granted the Incentive Stock Option, and (b) one (1) year after the date the Employee acquired Shares by exercising the Incentive Stock Option. If the Employee has died before such Share is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

(n)          Form, Modification, Extension and Renewal of Stock Options.  Subject to the terms and conditions and within the limitations of this Plan, Stock Options shall be evidenced by such an Award Agreement, and the Committee may, in its sole discretion (i) subject to Section 8.1(d) and the applicable law, modify, extend or renew outstanding Stock Options granted under this Plan (provided that the rights of a Participant are not materially and adversely affected without his or her consent), and (ii) accept the surrender of outstanding Stock Options (up to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised); provided that, notwithstanding anything herein to the contrary, to the extent required by applicable law or stock exchange regulation, an outstanding Option may not be modified to reduce the exercise price thereof or to extend the Stock Option beyond its stated term nor may a new Option at a lower price be substituted for a surrendered Option (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company.

(o)          Other Terms and Conditions.  Stock Options may contain such other provisions, which shall not be inconsistent with any of the terms of this Plan, as the Committee shall, in its sole discretion, deem appropriate.

6.4          102 Stock Options.

(a)          Stock Options granted pursuant to this Section 6.4 are intended to be granted under Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) thereof as capital gains track options (“102 Capital Gains Track Options”), or (ii) Section 102(b)(1) thereof as ordinary income track options (“102 Ordinary Income Track Options”; together with 102 Capital Gains Track Options, “102 Trustee Options”). 102 Trustee Options shall be granted subject to the following special terms and conditions contained in this Section 6.4, the general terms and conditions specified in Section 6.3 hereof and other provisions of the Plan, except for any provisions of the Plan applying to Stock Options under different tax laws or regulations.

(b)          The Company may grant only one type of 102 Trustee Option at any given time to all Participants who are to be granted 102 Trustee Options pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Option it elects to grant before the date of grant of any 102 Trustee Options (the “Election”). Such Election shall also apply to any bonus shares received by any Participant as a result of holding the 102 Trustee Options. The Company may change the type of 102 Trustee Option that it elects to grant only after the passage of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by applicable law. Any Election shall not prevent the Company from granting Options, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Options”).

(c)          Each 102 Trustee Option will be deemed granted on the date stated in a written notice to be provided by the Company, provided that on or before such date (i) the Company has provided such notice to the Trustee and (ii) the Participant has signed all documents required pursuant to applicable law and under the Plan.

(d)          Each 102 Trustee Option, each Share issued pursuant to the exercise of any 102 Trustee Option, and any rights granted thereunder, including, without limitation, bonus shares, shall be allotted and issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Participant for a period of not less than the requisite period prescribed by the Ordinance and the Rules or such longer period as set by the Committee (the “Required Holding Period”). In the event that the requirements under Section 102 to qualify an Stock Option as a 102 Trustee Option are not met, then the Stock Option may be treated as a 102 Non-Trustee Option, all in accordance with the provisions of Section 102 and the Rules. After termination of the Required Holding Period, the Trustee may release such 102 Trustee Option and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance or (ii) the Trustee and/or the Company and/or its Affiliate withholds any applicable taxes due pursuant to the Ordinance arising from the 102 Trustee Options and/or any Shares allotted or issued upon exercise of such 102 Trustee Options. The Trustee shall not release any 102 Trustee Options or Shares issued upon exercise thereof prior to the payment in full of the Participant’s tax liabilities arising from such 102 Trustee Options and/or Shares or the withholding referred to in (ii) above.

(e)          Each 102 Trustee Option shall be subject to the relevant terms of the Ordinance and the Rules, which shall be deemed an integral part of the 102 Trustee Option and shall prevail over any term contained in the Plan or Option Agreement which is not consistent therewith. Any provision of the Ordinance, the Rules and any approvals by the Income Tax Commissioner not expressly specified in this Plan or Option Agreement which, as determined by the Committee, are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Participant. The Participant granted a 102 Trustee Option shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. The Participant agrees to execute any and all documents, which the Company and/or its Affiliates and/or the Trustee may reasonably determine to be necessary in order to comply with the Ordinance and the Rules.

(f)          During the Required Holding Period, the Participants shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise of a 102 Trustee Option and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale or release occurs during the Required Holding Period it will result in adverse tax consequences to the Participant under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Participant. Subject to the foregoing, the Trustee may, pursuant to a written request from the Participant, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, the Option Agreement and any applicable law.

(g)          If a 102 Trustee Option is exercised during the Required Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Participant. If such 102 Trustee Option is exercised after the expiration of the Required Holding Period, the Shares issued upon such exercise shall, at the election of the Participant, either (i) be issued in the name of the Trustee, or (ii) be issued to the Participant, provided that the Participant first complies with all applicable provisions of the Plan and all taxes with respect thereto shall have been fully paid to the ITA.

(h)          The foregoing provisions of this Section 6.4 relating to 102 Trustee Options shall not apply with respect to 102 Non-Trustee Options, which shall, however, be subject to the relevant provisions of Section 102 and the Rules.

(i)          Upon receipt of a 102 Trustee Option, the Participant will sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to the Plan, or any 102 Trustee Option or Share granted to such Participant thereunder.

ARTICLE VII

CHANGE IN CONTROL PROVISIONS

7.1          Benefits.  In the event of a Change in Control of the Company, and except as otherwise provided by the Committee in an Award Agreement, a Participant’s unvested Award shall not vest and a Participant’s Award shall be treated in accordance with one of the following methods as determined by the Committee in its sole discretion:

(a)          Awards, whether or not then vested, shall be continued, assumed, have new rights substituted therefor or be treated in accordance with Section 4.2(d) hereof, as determined by the Committee in its sole discretion.  Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation §  1.424-1 (and any amendments thereto).

(b)          The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess of the Change in Control Price (as defined below) of the Ordinary Shares covered by such Awards, over the aggregate exercise price of such Awards.  For purposes of this Section 7.1, Change in Control Price shall mean the highest price paid per Ordinary Shares in any transaction related to a Change in Control of the Company; provided, however, that such price shall not exceed the fair market value of the Common Stock at the time of purchase as determined in accordance Section 409A of the Code.

(c)          The Committee may, in its sole discretion, provide for the cancellation of any Appreciation Awards without payment, if the Change in Control Price is less than the exercise price of such Appreciation Award.

(d)          Notwithstanding anything else herein, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

7.2          Change in Control.  Unless otherwise determined by the Committee in the applicable Award agreement or other written agreement approved by the Committee, a “Change in Control” shall be deemed to occur following any transaction if: (i) any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Ordinary Shares of the Company), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the combined voting power of the then outstanding securities of the Company (or its successor corporation); provided, however, that a merger or consolidation effected solely to implement a recapitalization of the Company or for the primary purpose of change of domicile shall not constitute a Change in Control of the Company; (ii) the stockholders of the Company approve a plan of complete liquidation of the Company; provided, that this subsection (ii) shall not constitute a Change in Control with respect to the amount of any payment pursuant to an Award under this Plan, or any portion thereof, that is triggered upon a Change in Control and that is intended to constitute “non-qualified deferred compensation” pursuant to Section 409A of the Code; or (iii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets other than (x) the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, at least 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale or (y) pursuant to a spinoff type transaction, directly or indirectly, of such assets to the stockholders of the Company.

ARTICLE VIII

TERMINATION OR AMENDMENT OF PLAN

8.1          Termination or Amendment.  Notwithstanding any other provision of this Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of this Plan (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article X), or suspend or terminate it entirely, retroactively or otherwise; provided, that without the approval of the holders of the Company’s Ordinary Shares entitled to vote in accordance with applicable law and the exchange or system on which the Company’s securities are then listed or traded, if so required by applicable law or stock exchange regulation, no amendment may be made that would:

(a)          increase the aggregate number of Ordinary Shares that may be issued under this Plan pursuant to Section 4.1 (except by operation of Section 4.2);

(b)          change the classification of individuals eligible to receive Awards under this Plan;

(c)          other than adjustments or substitutions in accordance with Section 4.2, amend the terms of outstanding Awards to reduce the exercise price of outstanding Stock Options or to cancel outstanding Stock Options (where prior to the reduction or cancellation the exercise price equals or exceeds the fair market value of the Ordinary Shares underlying such Awards) in exchange for cash, or Stock Options with an exercise price that is less than the exercise price of the original Stock Options;

(d)          extend the maximum Exercise Period under Section 6.3;

(e)          award any Stock Option in replacement of a canceled Stock Option with a higher exercise price, except in accordance with Section 6.3(l); or

(f)          require stockholder approval in order for this Plan to comply with the applicable rules of any exchange or system on which the Company’s securities are listed or traded at the request of the Company, the applicable provisions of Section 162(m) of the Code or, to the extent applicable to Incentive Stock Options, Section 422 of the Code.

ARTICLE IX

UNFUNDED PLAN

9.1          Unfunded Status of Plan.  This Plan is an “unfunded” plan for incentive and deferred compensation.  With respect to any payments as to which a Participant has a fixed and vested interest but that are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

ARTICLE X

GENERAL PROVISIONS

10.1          RIGHTS AS A STOCKHOLDER; VOTING AND DIVIDENDS.

(a)          A Participant shall have no rights as a shareholder of the Company with respect to any Ordinary Shares covered by the Award until the date of the lawful issuance of such Shares to the Participant. In the case of 102 Option Awards (if such Options are being held by a Trustee), the Trustee shall have no rights as a shareholder of the Company with respect to any Shares covered by such Award until the date of the lawful issuance of such Shares for the Participant’s benefit, and the Participant shall have no rights as a shareholder of the Company with respect to any Shares covered by the Award until the date of the release of such Shares from the Trustee to the Participant and the issuance of such Shares.

(b)          With respect to all Ordinary Shares issued in the form of Awards hereunder or upon the exercise of Awards hereunder, any and all voting rights attached to such Shares and the Participant's entitlement to receive dividends distributed with respect to such Shares, shall be subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any applicable law.

(c)          Regarding Shares issued pursuant to the exercise of any 102 Trustee Option any rights distributed to the Participants shall be deposited with and/or issued to the Trustee for the benefit of the Participants. All said rights, excluding dividends, shall be held by the Trustee for the applicable Required Holding Period. In the case that the Company distributes dividends, then the amount of dividends with respect of Shares held in trust shall be paid to the Participants that are the beneficial holders of such Shares, subject to deduction at source of the applicable tax.

(d)          The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other applicable law.

10.2          Legend.  The Committee may require each person receiving Ordinary Shares pursuant to a Stock Option under this Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof.  In addition to any legend required by this Plan, the certificates for such shares may include any legend that the Committee, in its sole discretion, deems appropriate to reflect any restrictions on Transfer.

All certificates for Ordinary Shares delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may, in its sole discretion, deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Ordinary Shares are then listed or any national securities exchange system upon whose system the Ordinary Shares are then quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

10.3          Other Plans.  Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

10.4          No Right to Employment/Directorship/Consultancy.  Neither this Plan nor the grant of any Option hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall they be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate his or her employment, consultancy or directorship at any time.

10.5          Withholding of Taxes.  The Company shall have the right to deduct from any payment to be made pursuant to this Plan, or to otherwise require, prior to the issuance or delivery of any Ordinary Shares or the payment of any cash hereunder, payment by the Participant of, any federal, state or local taxes required by law to be withheld.  Any statutorily required withholding obligation with regard to any Participant may be satisfied, subject to the consent of the Committee, by reducing the number of Ordinary Shares otherwise deliverable or by delivering Ordinary Shares already owned  Any fraction of a share of Ordinary Shares required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

10.6          No Assignment of Benefits.  No Award or other benefit payable under this Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

10.7          Listing and Other Conditions.

(a)          Unless otherwise determined by the Committee, as long as the Ordinary Shares are listed on a national securities exchange or system sponsored by a national securities association, the issue of any Ordinary Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system.  The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option with respect to such shares shall be suspended until such listing has been effected.

(b)          If at any time counsel to the Company shall be of the opinion that any sale or delivery of Ordinary Shares pursuant to an Option is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Ordinary Shares or Awards, and the right to exercise any Option shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

(c)          Upon termination of any period of suspension under this Section 10.7, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

(d)          A Participant shall be required to supply the Company with any certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

10.8          Governing Law.  This Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of Israel (regardless of the law that might otherwise govern under applicable Israeli principles of conflict of laws).

10.9          Construction.  Wherever any words are used in this Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever any words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

10.10          Other Benefits.  No Award granted or paid out under this Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

10.11          Costs.  The Company shall bear all expenses associated with administering this Plan, including expenses of issuing Ordinary Shares pursuant to any Awards hereunder.

10.12          No Right to Same Benefits.  The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

10.13          Death/Disability.  The Committee may in its sole discretion require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award.  The Committee may, in its discretion, also require that the agreement of the transferee to be bound by all of the terms and conditions of this Plan.

10.14          Section 16(b) of the Exchange Act.  All elections and transactions under this Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable exemptive condition under Rule 16b-3.  The Committee may, in its sole discretion, establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of this Plan and the transaction of business thereunder.

10.15          Section 409A of the Code / Section 102 of the Ordinance.  Although the Company does not guarantee the particular tax treatment of an Award granted under this Plan, 102 Options and Incentive Stock Options made under this Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, and this Plan and any Award agreement hereunder shall be limited, construed and interpreted in accordance with such intent.  In no event whatsoever shall the Company or any of its Affiliates be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable, or any damages for failing to comply with Section 409A of the Code and/or Section 102 of the Ordinance, as may be applicable.

10.16          Successor and Assigns.  This Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

10.17          Severability of Provisions.  If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and such provision shall be construed in a manner which is closest to expressing the original intention of such provision while making it valid or enforceable, as the case may be.

10.18          Payments to Minors, Etc.  Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

10.19          Headings and Captions.  The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

ARTICLE XI

EFFECTIVE DATE OF PLAN

The Plan was adopted by the Board on  August 30, 2022subject to, and to be effective upon, the approval of the stockholders of the Company in accordance with the requirements of the laws Israel. Without derogating from the above and in addition thereto, and solely with respect to grants of ISO, the Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the relevant Board resolution (the “Effective Date”). All and any grants of ISOs to Optionees under the Plan as of the Effective Date shall be subject to the said shareholders’ approval. Failure to obtain such approval by the shareholders within such period shall not in any way derogate from the valid and binding effect of any grant of an Option, except that any Options previously granted under this Plan as Incentive Stock Option may not qualify as an Incentive Stock Option but, rather, shall constitute NQSO.  Upon approval of this Plan by the shareholders of the Company as set forth above, all ISOs granted under this Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved this Plan on the Effective Date.

ARTICLE XII

TERM OF PLAN

No Award regarding "ISOs Options" shall be granted pursuant to this Plan on or after March 22, 2032, but Awards granted prior to such date may extend beyond that date. Award of "102 Stock Options" on this plan are not limited in time.

ARTICLE XIII

NAME OF PLAN

This Plan shall be known as “The TAT Technologies Ltd 2022 Stock Option Plan.”

APPENDIX D
COMPENSATION POLICY

Executives & Directors Compensation Policy

I.	OVERVIEW

1.	Definitions

Company	TAT TECHNOLOGIES LTD.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder	Director, CEO, any person filling any of these positions in a company, even if he holds a different title, and any other excutive subordinate to the CEO, all as defined in section 1 of the Law.
Executive	Office Holder, excluding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The annual total equity value  will be calculated on a linear basis, based on the equity value (valued using the same methodology used in the financial statements of the Company on the date of approval of the Equity Based Components by the Company's Board of Directors) divided by the number of vesting years.

Total Compesation	The Total Cash Compensation and the annual Equity Value.

2.	General

2.1.
This compensation policy ("the Policy"), was formulated during an internal process conducted at the Company in compliance with the provision of Amendment 20, and is based on the Company's will to properly balance between its will to reward Office Holders for their achievements and the need to ensure that the Total Compensation is in line with the Company's benefit and overall strategy over time.

2.2.
The purpose of the Policy is to set guidelines for the compensation manner of the Company's Officer Holders. The Company's management and its Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and consequently, derived a comprehensive view with respect to the Company's Office Holders' Compensation. This document presents the indices that derived from the principles of the formulated Policy, as specified hereunder.

2.3.
It is hereby clarified that no statement in this document is intended to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

2.4.
The indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company's needs, in a manner that is congruent with the Company's benefit and the Company's overall strategy over time.

2.5.
The Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

2.7.
For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Law and any other relevant rules and regulations in a manner that will facilitate the Company regarding its actions related to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Compensation Policy.

2.8.
This Compensation Policy does not derogate from any agreements or compensation terms approved prior to the approval of this Compensation Policy. It is hereby clarified that if the Company shall acquire another company or new activity, then the compensation terms of mangers of such acquired company or activity that become, after the acquisition Office Holders in the Company, shall not change for a period of six (6) months after the acquisition (even if their compensation terms exceed the limitations on compensation set forth in this Policy).  During such six-month period, the Company will make reasonable efforts to revise their compensation terms in accordance with applicable law. Notwithstanding the foregoing, if the compensation terms of such mangers exceed the limitations on compensation set forth in this Policy, and the Company cannot amend such compensation after making reasonable efforts to do so, then the compensation of such managers of the acquired entity may not be amended in accordance with the terms of the Policy.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law. However, to the extent permitted by law, if the shareholders shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the shareholders, the adoption of the Policy is for the benefit of the Company.

3.4.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

4.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

4.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

4.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

4.3.	Executive’s previous compensation.

4.4.	The Company’s performance and general market conditions.

4.5.
The ratio between Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

The annual Total Compensation (or annualized, for other than a full time position) of the Company's CEO, active Chairman1 and Executive in terms of full time position shall not exceed 15 times, 30 times and 15 times, respectively, the average annual salary and the median annual salary of the Company's employees.

4.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies. The peer group for the purpose detailed below shall include not less than 4 public companies listed on the Tel Aviv Stock Exchange ("TASE") similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

The Company may use such comparative information in the event a new Executive is offered a Total Compensation exceeding 25% of its predecessor in the Company.

Notwithstanding the foregoing, a non-material change in the terms of employment of an Officer who is subordinate to the Company's CEO shall not require the approval of the Compensation Committee and Board (if applicable), if it was approved by the Company's CEO and all the following conditions are met: (1) a non-material change in the terms of employment of an Officer as stated in section 272(c) of the Law, within a limit of up to 10% per year, relative to the year before, of the Officer's terms, shall be approved by the Company's CEO and by any other organ as required by law; and (2) the terms of employment conform to this  Compensation Policy.

5.	The compensation of each Executive shall be composed of, some or all, of the following components:

5.1.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

5.2.	Variable components, which may include: cash incentives and equity based compensation.

5.3.	Separation package;

5.4.	Directors & Officers (D&O) Insurance, indemnification and exemption; and

5.5.	Other components, which may include: change in control, relocation benefits, special bonus, etc.

6.
Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives • Market competitiveness in attracting Executives

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

7.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

8.	Fixed compensation

Base Salary:

8.1.	The base salary shall be determined in accordance with the criterias and considerations as detailed in Section 4 above and shall be approved by the Compensation Committee.

8.2.	The base salary shall not be automatically linked.

8.3.	The maximum monthly base salary for an Office Holder shall be as follows:

Executive Level	Maximum
Active Chairman	NIS 75K (for 35% of a full time position and a proportion of this amount to a different percentage of services).
CEO	NIS 120K (for a full time position)
Other Executives
NIS ~~60K~~ 66K (for a full time position); and with respect to a Chief Executive Officer and or Presidents of a subsidiary of the Company and Executives outside of Israel - US$ ~~25K~~ 27.5K (for a full time position).

The above maximum base salary shall be examined annualy.

Any deviation from the detailed above with regard to the CEO and/or Active Chairman, shall be brought for the approval of the Compensation Committee, the Board of Directors and the General Meeting of the Company prior to entering into a binding agreement (unless specified otherwise in the Law).

A deviation exceeding 15% of the detailed above with regard to an Executive (excluding CEO and Active Chairman) shall be brought for the approval of the Compensation Committee and the Board of Directors prior to entering into a binding agreement.

Without derogating from the above, a maximum annual raise of up to 5% with regard to an Executive's base salary in a particular year, excluding variable compensation, shall not be deemed a material change of his/her terms of employement, and therefore, shall require the approval of the Compensation Committee only.

8.4.
In the event an Office Holder provides services to the Company as an independent contractor or via a management company controlled by said Office Holder, and get paid through the issuance of an invoice, then the provisions of the Policy shall apply to him/her mutatis mutandis and for all purposes in this policy, the base salary for such an Office Holder shall be extracted from actual payment based on normal rate of employment cost. In order to ensure allignment of all components of the Total Compensation, the appropriate ratio between the Fixed compensation of Office Holders' and their Variable Compensation, in terms of full time position for a given year, are as detailed below:

Executive Level	Variable Compensation
	Cash incenstive compensation	Long term equity based compensation
Active Chairman	Up to 9 monthly base salaries or the equivalent thereof	Up to 9 monthly base salaries or the equivalent thereof
CEO	Up to 9 monthly base salaries or the equivalent thereof	Up to 9 monthly base salaries or the equivalent thereof
Directors	NONE	0-10%
Other Executives	Up to 7 monthly base salaries or the equivalent thereof	Up to 7 monthly base salaries or the equivalent thereof

The actual Variable Compensation ratios shall not exceed from the ratios in the above table (which represent the desired optimal combination of compensation as the actual ratio may vary according to the performance of the Company in a given year.

Benefits:

8.5.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as, part or all, of the following components:

8.5.1.	Pension plan/ Executive insurance as customary.

8.5.2.	Benefits which may be offered as part of the general employee benefits package (such as: pension fund, study fund) in accordance with the local practice of the Company.

8.5.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

8.5.4.
An Executive will be entitled to vacation days, in correlation with the Executive’s seniority and position in the Company (generally up to 30 days annualy), and subject to the minimum vacation days requirements per country of employment as well as  the local national holidays.

8.5.5.	Reasonable expenses, including vehicle, daily newspaper, cellphone and meals.

9.	Variable Components

9.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("Targets") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

9.2.
Variable compensation components shall be comprised of (i) cash components which shall be mostly based on measurable criteria or non-measurable targets; and (ii) equity components, all taking into consideration periodical and a long term perspective.

9.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

9.4.	Variable Cash Incentive Plan

9.4.1.
The Compensation Committee and Board of Directors may adopt, from time to time, a Cash Incentive Plan, which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

9.4.2.
The Compensation committee and Board of Directors may include, inter- alia, in the On Target Cash Plan predetermined thresholds and caps, to corelate an Executive’s On Target Cash Plan payments with actual achievements.

9.4.3.
The annual On Target Cash Plan actual payment for the Active Chairman, the CEO and other Executives in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed the ratio set forth in the table in clause 8.4 above.

9.4.4.
The CEO, Active Chairman and other Executives' individual On Target Cash Plan may be composed based on the mix of  (i) the Company Target (as defined below); (ii) Personal Target; and (iii) Personal Evaluation. The weight to be assigned to each of the components per each of the executives shall be as set forth in the table below.

	Active Chairman	CEO	Other Executives
Company Target	100%	75% - 100%	50% - 100%
Personal Target	NONE	NONE	0% - 30%
Personal Evaluation	NONE	0% - 25%	0% - 20%

The Company’s Target shall be determined in accordance with all or part of the following pre-determined targets: (1) Sales budget, in accordance with the Company’s annual budget; (2) Gross Profit, in accordance with the Company’s budget; (3) Operating Profit, in accordance with the Company’s annual budget; (4) Net Income, in accordance with the Company’s annual budget; (5) EBITDA; and (6) Net cash from operating activities,, in accordance with the Copany’s annual budget ("the Company Target"). If a Company Target shall apply to a Chief Executive Officer or a President of a subsidiary of the Company, such target may be applied up to 100% with respect to the financial results of the relevant subsidiary, and the remaining bonus with respect to the financial results of the Company and its subsidiaries on a consolidated basis.

Notwithstanding the foregoing, the Board may determine to exclude certain profits or loss items from the Company Target including, but not limited to, ceratin expenses related to acquisition of a new company, certain expenses related to distribution of dividend, certain items of revenue or any other items per the Board’s sole discretion.

With regard to each one of the Company's measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan. In this respect, the Compensation Committee and the Board of Directors shall have the right to determine a higher (but not lower) entitltlement threshold.

The annual bonus shall be paid to the office Holder in the following manner:

-	80% of the amount of the annual bonus will be paid following the approval by the Board of Directors of the Company, of the financial statements of the relevant year (“Current Year Bonus”).

-
20% of the amount of the annual bonus shall be deferred by one year, and shall be paid following the approval by the Board of Directors of the Company of the financial statements of such year (“Deferred Bonus”).

The Office Holder's eligibility to the payment of the Deferred Bonus shall be subject to the following cumulative conditions: (i) the Company recorded a positive EBITDA for the following year; and (ii) the Office Holder had not ceased to provide services to the Company during the year in which the Deferred Bonus is paid resulting from  the Company terminating the engagement with the Office Holder for "Cause" (as defined in section 9.4.10~~9.4.10~~ below) .

For the avoidance of doubt, it is hereby clarified that the payment of the Deferred Bonus shall be in addition to any payment of compensation to which the Office Holder shall be entitled with respect to the relevant following year, and the payment of the Deferred Bonus shall not have any effect on the manner of calculation of the compensation for the relevant following year.

With regard to the Company's Executives, excluding its Active Chairman and the CEO, their Personal Targets for the On Target Cash Plan shall be determined annualy by the Compensation Committee and the Board of Directors ("the Personal Target"). Such targets may include compliance with  the Company's budget, operational efficiency, inventory management, new sales, existing customers, financial management, collection, etc.

With regard to each one of the Personal measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan.

9.4.5.
Personal evaluation: the Company's CEO shall present his personal evaluation of Executive reporting to the CEO to the Company's Compensation Committee and to the Board of Directos. This evaluation shall relate, inter alia, to nonfinancial indices, including the Executive's long term contribution and his/her long term performance. The CEO's personal evaluation shall be presented to the Compensation Committee and to the Board of Directors by the Chairman of the Board, according to the evaluation principles set above with relation to all other Executives.

9.4.6.
It is hereby clarified that the aggregate weight to be assigned to all five of the aforesaid categories in a cash incentives formula shall be 100% and in no event shall exceed the ratio set forth in the table in clause 8.4 above.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Executive individually, no later than approval of the Company's annual consolidated audited financial reports, depending on the seniority of the Executive and the organizational division to which the Executive is assigned or that is under his purview.

It is hereby clarified, that a maximum change of 10% of the relative weight of each of the measurable categories shall not be deemed a material change in the terms of employement.

9.4.7.
In the event that the Company's strategic targets shall be amended by the Board of Directors during a particular year and/or there is a change to the Executive’s responsibilities and/or scope of employment  - the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

9.4.8.
The Board of Directors will be authorized to define certain events as exceptional and extra-ordinary to the Company’s ordinary course of business, in which case the compensation committee will have the ability to adjust their impact when calculating any of the Company’s targets and Personal Targets. It shall be noted that Company’s Targets and/or Personal Targets impacted by this section with respect to the Active Chairman and CEO, shall be brought for the approval of the General Meeting in accordance with the Law.

9.4.9.
The entitlement to the On Target Cash Plan in respect of a particular year shall be conferred on an Executive where such Executive rendered services or was employed with the Company for a period of at least 6 months during that particular year - and the amount thereof shall be relative to the period of employment with the Company during that particular year.

9.4.10.
In the event of termination of the relationship following "Cause" as defined below, such Executive shall not be entitled to any payments in accordance with his/her On Target Cash Plan which have not yet been paid prior to the date of said termination, unless otherwise determined by the Board of Directors.

"Cause" means the following: termination due to: (i) an Executive's conviction of, or plea of guilty or nolo contendere to, a felony (ii) performance by an Executive of an illegal act, dishonesty, or fraud which could cause significant economic injury to the Company; (iii) an Executive's insubordination, refusal to perform his or her duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of his or her duties for the Company; (iv) continuing willful and deliverate failure by the Executive to perform the Executive's duties in any material respect, provided that the Executive is given notice and an opportunity to effectuate a cure as determined by the Company; or (v) an Executive's willful misconduct with regard to the Company that could have a material adverse effect on the Company.

9.4.11.
For the avoidance of doubt, it is hereby clarified that payments under the On Target Cash Plan shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

9.4.12.
The Company will include in its year-end filings (i.e. Annual 20F), with respect to the Active Chairman and the CEO, an explanation as to how their On Target Cash Plan was calculated, including: their predetermined Company Targets, Personal Targets and Personal Evaluation for that particular year; the mix and weights; and the extent of achieving them.

Equity Based Compensation

9.5.
The Company may grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), either under the Company's existing 2012 Stock Option Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.6.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.7.
Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.

9.8.
The total yearly Equity Value granted shall not exceed with respect to the Active Chairman, the CEO and each other Executive, at the time of approval by the Board of Directors the appropriate ratio set forth in clause 8.4 above.

9.9.	The maximum dilution as a result of grant of the equity based compensation to Executives shall not exceed 15%.

9.10.	The terms of Equity Based Components may include provisions regarding vesting acceleration as a result of change of control in the Company.

9.11.
The exercise price of the options granted shall be determined by the Company and shall not be less than the higher of (a) 5% above the average closing price of the Company's share in the 30 trading days preceding the date of the Board of Directors' approval of the equity grant; (b) 5% above the share price on the date of the Board of Directors' approval of the equity grant.

9.12.
In the event of the termination of the employer – employee relationship or rendering services to the Company's group during the relevant year, the grantee shall be entitled to the options which were allocated in his/her regard, where the date of entitlement in respect of the said options occurred prior to the date of the actual termination, and to exercise them into shares of the Company up until the earlier of: (1) 90 days from the date of the actual termination; (2) the expiration of their exercise period. The grantee shall be entitled to count the shares which were allocated for him only if the date of entitlement in respect thereof occurred prior to the date of the actual termination.

9.13.
In the event of the termination of the relationship following Cause– and even if the date of entitlement to the options has fallen due, in whole or in part, and they have not yet been exercised into shares, the options which have not yet been exercised prior to the expiration of the exercise period shall expire.

9.14.	For the avoidance of doubt, it is hereby clarified that the annual equity compensation shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Active Chairman or the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive, CEO or the Active Chairman shall not exceed the value of 25% the Total Compensation of such an Executive, CEO or Active Chairman, respectively.

11.	Notice Period in Termination

As a guideline, the notice period for the termination of an Executive shall not exceed six months or payment in lieu of such notice. During the notice period, the Executive shall be required to continue his services or employment with the Company, unless otherwise determined by the Board of Directors.

12.	Others

12.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

12.2.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including, among others, in cases of retention or attraction of a new Executive or consummation of an acquisition by or of the Company or the sale or spin off of any material asset of the Company, the grant of a onetime cash incentive, of up to three monthly salaries or the equivalent thereof.

13.	Clawback Policy

13.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

13.2.
Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

III.	Director Remuneration:

Our directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

14.	Cash Compensation:

14.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with the amounts set forth in the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000 ("the Compensation Regulations"), and taking into account their definition as "expert director" according to the Compensation Regulations.

14.2.
The Company’s directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Compensation Regulations.

15.	Equity Based Compensation:

The Company’s non-executive directors, i.e. excluding external and independent, may be entitled to receive equal annual equity based compensation, which value shall not exceed at the time of grant 10% of the total annual cash fee detailed in section 14.1~~14.1~~ above.

16.	Active Chairman Compensation:

The Active Chairman may be entitled to a compensation in accordance with the criterias as detailed in Section 4, 8 and 9 above, in accordance with his/her scope of employment and relative maximum compensation. The Active Chairman's compensation shall be determined in accordance with his scope of activity, areas of responsibilities in the Company, as well as his experience and expertise. In any event, the total compensation of the Active Chairman shall not be less than the monthly compensation paid to a director in the Company.

IV.	Indemnification & Insurance

17.
The Office Holders shall be entitled to a directors and officers indemnification up to the maximum amount permitted by law, D&O insurance as shall be approved at the Board of Director's discretion, all in accordance with any applicable law and the Company’s articles of association.

18.	With respect to the D&O policy-

18.1.
The D&O insurance may provide group insurance to the Company and its affiliates (only in respect of D&Os serving as such on behalf of the Company) and alongside the Company's D&O Insurance it is possible that D&Os of the affiliates may also be insured. In the event the D&O insurance shall provide such group insurance, the annual premium shall be relatively divided between the different companies based on the decision of the Company's management taking into account the recommendation of the Company's external insurance advisors.

18.2.	The limits of liability shall not exceed USD 35 million.

18.3.	The deductible shall not exceed USD 3,500,000.

18.4.
The annual premium for the D&O policy shall be in accordance with market conditions. The Company shall retain the assistance of the Company's external isurance advisors in determining market conditions.

18.5.
Any purchase of D&O insurance or its renewal during the term of this Policy shall not be brought to additional approval of the General Meeting provided that the Compensation Committee has approved that the purchased D&O insurance meets the conditions detailed above.

19.	Each of our Office Holders shall be entitled to the same indemnification terms and insurance policy coverage, all as may be approved from time to time.

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